SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

June 30, 2015

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet – Liabilities	3
Statement of income	5
Statement of comprehensive income (loss)	6
Statement of cash flows	7
Statements of changes in Equity
01/01/2015 to 06/30/2015	9
01/01/2014 to 06/30/2014	10
Statement of value added	11
Consolidated Financial Statements
Balance sheet - Assets	12
Balance sheet – Liabilities	13
Statement of income	15
Statement of comprehensive income (loss)	17
Statement of cash flows	18
Statements of changes in Equity
01/01/2015 to 06/30/2015	20
01/01/2014 to 06/30/2014	21
Statement of value added	22
Comments on performance	23
Notes to interim financial information	63
Other information deemed relevant by the Company	101
Reports and statements
Report on review of interim financial information	104
Management statement of interim financial information	106
Management statement on the report on review of interim financial information	107

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 6/30/2015
Paid-in Capital
Common	378,066
Preferred	0
Total	378,066
Treasury shares
Common	10,075
Preferred	0
Total	10,075

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2015	PRIOR YEAR 31/12/2014
1	Total Assets	6,484,008	6,477,381
1.01	Current Assets	2,247,646	2,477,653
1.01.01	Cash and cash equivalents	33,044	33,792
1.01.01.01	Cash and banks	28,080	24,501
1.01.01.02	Short-term investments	4,964	9,291
1.01.02	Short-term investments	375,781	582,042
1.01.02.01	Fair value of short-term investments	375,781	582,042
1.01.03	Accounts receivable	738,117	748,910
1.01.03.01	Trade accounts receivable	738,117	748,910
1.01.03.01.01	Receivables from clients of developments	718,717	724,696
1.01.03.01.02	Receivables from clients of construction and services rendered	19,400	24,214
1.01.04	Inventories	958,107	932,681
1.01.04.01	Properties for sale	958,107	932,681
1.01.07	Prepaid expenses	3,698	8,036
1.01.07.01	Prepaid expenses and others	3,698	8,036
1.01.08	Other current assets	138,899	172,192
1.01.08.01	Non current assets for sale	6,072	6,072
1.01.08.03	Other	132,827	166,120
1.01.08.03.01	Other accounts receivable and others	62,124	61,355
1.01.08.03.03	Receivables from related parties	70,703	104,765
1.02	Non current assets	4,236,362	3,999,728
1.02.01	Non current assets	1,025,612	916,283
1.02.01.03	Accounts receivable	321,113	275,531
1.02.01.03.01	Receivables from clients of developments	321,113	275,531
1.02.01.04	Inventories	536,420	487,735
1.02.01.09	Other non current assets	168,079	153,017
1.02.01.09.03	Other accounts receivable and others	96,472	84,897
1.02.01.09.04	Receivables from related parties	71,607	68,120
1.02.02	Investments	3,152,750	3,022,609
1.02.02.01	Interest in associates and affiliates	3,064,931	2,934,790
1.02.02.02	Interest in subsidiaries	87,819	87,819
1.02.02.02.01	Interest in subsidiaries - goodwill	87,819	87,819
1.02.03	Property and equipment	21,799	22,129
1.02.03.01	Operation property and equipment	21,799	22,129
1.02.04	Intangible assets	36,201	38,707
1.02.04.01	Intangible assets	36,201	38,707

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2015	PRIOR YEAR 31/12/2014
2	Total Liabilities	6,484,008	6,477,381
2.01	Current liabilities	1,979,526	1,973,022
2.01.01	Social and labor obligations	32,337	38,507
2.01.01.02	Labor obligations	32,337	38,507
2.01.01.02.01	Salaries, payroll charges and profit sharing	32,337	38,507
2.01.02	Suppliers	58,149	57,369
2.01.02.01	Local suppliers	58,149	57,369
2.01.03	Tax obligations	37,596	38,386
2.01.03.01	Federal tax obligations	37,596	38,386
2.01.04	Loans and financing	762,740	758,572
2.01.04.01	Loans and financing	493,797	443,802
2.01.04.02	Debentures	268,943	314,770
2.01.05	Other obligations	981,218	977,154
2.01.05.01	Payables to related parties	668,027	596,047
2.01.05.02	Other	313,191	381,107
2.01.05.02.04	Obligations for purchase of properties and advances from customers	164,382	228,991
2.01.05.02.05	Other obligations	122,231	128,567
2.01.05.02.06	Payables to venture partners	4,865	6,081
2.01.05.02.07	Obligations assumed on the assignment of receivables	10,987	14,128
2.01.05.02.08	Derivative financial instruments	10,726	3,340
2.01.06	Provisions	107,486	103,034
2.01.06.01	Tax, labor and civel lawsuits	107,486	103,034
2.01.06.01.01	Tax lawsuits	218	218
2.01.06.01.02	Labor lawsuits	13,552	11,151
2.01.06.01.04	Civel lawsuits	93,716	91,665
2.02	Non current liabilities	1,406,601	1,449,014
2.02.01	Loans and financing	1,171,814	1,234,984
2.02.01.01	Loans and financing	603,225	750,272
2.02.01.01.01	Loans and financing in local currency	603,225	750,272
2.02.01.02	Debentures	568,589	484,712
2.02.02	Other obligations	131,489	121,098
2.02.02.02	Other	131,489	121,098
2.02.02.02.03	Obligations for purchase of properties and advances from customers	98,249	74,022
2.02.02.02.04	Other liabilities	14,837	17,162
2.02.02.02.05	Payables to venture partners	2,280	4,713
2.02.02.02.06	Obligations assumed on the assignment of receivables	15,176	20,368
2.02.02.02.07	Derivative financial instruments	947	4,833
2.02.03	Deferred taxes	26,126	26,126
2.02.03.01	Deferred income tax and social contribution	26,126	26,126
2.02.04	Provisions	77,172	66,806
2.02.04.01	Tax, labor and civel lawsuits	77,172	66,806
2.02.04.01.02	Tax and labor lawsuits	41,680	34,352

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2015	PRIOR YEAR 31/12/2014
2.02.04.01.04	Civel lawsuits	35,492	32,454
2.03	Equity	3,097,881	3,055,345
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	48,667	-9,162
2.03.02.04	Granted options	145,055	141,114
2.03.02.05	Treasury shares	-25,171	-79,059
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	248,415	323,845
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	216,822	292,252
2.03.05	Accumulated losses/profit	60,137	0

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2015 to 06/30/2015	YEAR TO DATE 01/01/2015 to 06/30/2015	SAME QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
3.01	Gross Sales and/or Services	282,207	552,608	280,968	517,078
3.01.01	Revenue from real estate development	309,310	606,491	310,764	570,420
3.01.03	Taxes on real estate sales and services	-27,103	-53,883	-29,796	-53,342
3.02	Cost of sales and/or services	-206,149	-409,323	-186,605	-352,012
3.02.01	Cost of real estate development	-206,149	-409,323	-186,605	-352,012
3.03	Gross profit	76,058	143,285	94,363	165,066
3.04	Operating expenses/income	-41,039	-60,353	-86,193	-186,646
3.04.01	Selling expenses	-19,468	-30,991	-22,348	-38,304
3.04.02	General and administrative expenses	-27,466	-56,350	-31,085	-62,586
3.04.05	Other operating expenses	-28,098	-63,181	-35,870	-57,492
3.04.05.01	Depreciation and amortization	-7,508	-15,397	-10,581	-20,717
3.04.05.02	Other operating expenses	-20,590	-47,784	-25,289	-36,775
3.04.06	Equity pick-up	33,993	90,169	3,110	-28,264
3.05	Income (loss) before financial results and income taxes	35,019	82,932	8,170	-21,580
3.06	Financial	-9,988	-22,795	-6,662	-14,133
3.06.01	Financial income	17,276	35,432	22,002	51,637
3.06.02	Financial expenses	-27,264	-58,227	-28,664	-65,770
3.07	Income before income taxes	25,031	60,137	1,508	-35,713
3.08	Income and social contribution taxes	3,456	0	-2,359	-4,927
3.08.01	Current	3,456	0	-2,359	-4,927
3.09	Income (loss) from continuing operation	28,487	60,137	-851	-40,640
3.11	Income (loss) for the period	28,487	60,137	-851	-40,640
3.99.01.01	ON	0.07750	0.16370	-0.00210	-0.1002
3.99.02.01	ON	0.07697	0.16250	-0.00210	-0.1002

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2015 to 06/30/2015	YEAR TO DATE 01/01/2015 to 06/30/2015	EQUAL QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
4.01	Income (loss) for the period	28,487	60,137	-851	-40,640
4.03	Comprehensive income (loss) for the period	28,487	60,137	-851	-40,640

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
6.01	Net cash from operating activities	-74,260	-144,334
6.01.01	Cash generated in the operations	89,918	114,027
6.01.01.01	Income (loss) before income and social contribution taxes	60,137	-35,713
6.01.01.02	Equity pick-up	-90,169	28,264
6.01.01.03	Stock options expenses	3,940	24,379
6.01.01.04	Unrealized interest and finance charges, net	31,077	42,070
6.01.01.05	Financial instruments	4,346	-245
6.01.01.06	Depreciation and amortization	15,397	20,717
6.01.01.07	Provision for legal claims	42,532	26,272
6.01.01.08	Provision for profit sharing	12,000	7,142
6.01.01.09	Warranty provision	10,065	-8,000
6.01.01.10	Write-off of property and equipment, net	142	246
6.01.01.11	Allowance for doubtful accounts	313	312
6.01.01.14	Provision for penalties due to delay in construction works	138	1,883
6.01.01.15	Write-off of investments	0	6,700
6.01.02	Variation in assets and liabilities	-164,178	-258,361
6.01.02.01	Trade accounts receivable	-43,435	79,325
6.01.02.02	Properties for sale	-74,111	-107,782
6.01.02.03	Other accounts receivable	-8,436	-34,481
6.01.02.04	Prepaid expenses	4,338	6,387
6.01.02.05	Obligations for purchase of properties and adv. from customers	-40,382	-34,186
6.01.02.06	Taxes and contributions	-790	-8,823
6.01.02.07	Suppliers	780	-5,796
6.01.02.08	Salaries and payable charges	-18,171	-33,234
6.01.02.09	Transactions with related parties	63,402	-5,849
6.01.02.10	Other obligations	-47,373	-32,883
6.01.02.11	Income tax and social contribution payable	0	-81,039
6.02	Net cash from investing activities	192,269	709,593
6.02.01	Purchase of property and equipment and intangible assets	-12,703	-22,322
6.02.02	Increase in investments	-1,289	-10,321
6.02.03	Redemption of short-term investments	1,202,776	2,030,197
6.02.04	Purchase of short-term investments	-996,515	-1,329,530
6.02.05	Dividends received	0	41,569
6.03	Net cash from financing activities	-118,757	-584,632
6.03.02	Increase in loans, financing and debentures	302,564	250,187
6.03.03	Payment of loans, financing and debentures	-392,644	-586,212
6.03.04	Repurchase of treasury shares	-22,135	-28,626
6.03.05	Dividends and interest on equity paid	0	-117,122
6.03.06	Loan transactions with related parties	-3,487	-4,674

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
6.03.07	Obligation with investors	-3,649	-105,094
6.03.08	Selling of treasury shares	1,810	13,480
6.03.09	Net result in selling of treasury shares	-1,216	-6,571
6.05	Net increase (decrease)x of cash and cash equivalents	-748	-19,373
6.05.01	Cash and cash equivalents at the beginning of the period	33,792	39,032
6.05.02	Cash and cash equivalents at the end of the period	33,044	19,659

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 06/30/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-9,162	323,845	0	0	3,055,345
5.03	Opening adjusted balance	2,740,662	-9,162	323,845	0	0	3,055,345
5.04	Capital transactions with shareholders	0	57,829	-75,430	0	0	-17,601
5.04.03	Realization of granted options	0	3,940	0	0	0	3,940
5.04.04	Repurchase of treasury shares	0	-22,135	0	0	0	-22,135
5.04.05	Selling of treasury shares	0	1,810	-1,216	0	0	594
5.04.08	Cancelation of treasury shares	0	74,214	-74,214	0	0	0
5.05	Total of comprehensive income (loss)	0	0	0	60,137	0	60,137
5.05.01	Net income (loss) for the period	0	0	0	60,137	0	60,137
5.07	Closing balance	2,740,662	48,667	248,415	60,137	0	3,097,881

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2014 TO 06/30/2014 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-18,687	468,749	0	0	3,190,724
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	0	0	3,190,724
5.04	Capital transactions with shareholders	0	-33,902	0	0	0	-33,902
5.04.03	Realization of granted options	0	10,542	0	0	0	10,542
5.04.04	Repurchase of treasury shares	0	-51,353	0	0	0	-51,353
5.04.05	Selling of treasury shares	0	6,909	0	0	0	6,909
5.05	Total of comprehensive loss	0	0	0	-40,640	0	-40,640
5.05.01	Loss for the period	0	0	0	-40,640	0	-40,640
5.07	Closing balance	2,740,662	-52,589	468,749	-40,640	0	3,116,182

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
7.01	Revenues	606,490	570,419
7.01.01	Real estate development, sale and services	606,803	570,731
7.01.04	Allowance for doubtful accounts	-313	-312
7.02	Inputs acquired from third parties	-406,994	-343,312
7.02.01	Cost of Sales and/or Services	-355,548	-308,721
7.02.02	Materials, energy, outsourced labor and other	-51,446	-34,591
7.03	Gross added value	199,496	227,107
7.04	Retentions	-15,397	-20,717
7.04.01	Depreciation and amortization	-15,397	-20,717
7.05	Net added value produced by the Company	184,099	206,390
7.06	Added value received on transfer	125,601	23,373
7.06.01	Equity pick-up	90,169	-28,264
7.06.02	Financial income	35,432	51,637
7.07	Total added value to be distributed	309,700	229,763
7.08	Added value distribution	309,700	229,763
7.08.01	Personnel and payroll charges	67,646	85,771
7.08.02	Taxes and contributions	65,426	71,226
7.08.03	Compensation – Interest	116,491	113,406
7.08.04	Compensation – Company capital	60,137	-40,640
7.08.04.03	Retained losses	60,137	-40,640

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2015	PRIOR YEAR 31/12/2014
1	Total Assets	7,072,546	7,205,852
1.01	Current Assets	4,417,677	4,691,211
1.01.01	Cash and cash equivalents	154,229	109,895
1.01.01.01	Cash and banks	138,839	85,059
1.01.01.02	Short-term investments	15,390	24,836
1.01.02	Short-term investments	722,584	1,047,359
1.01.02.01	Fair value of short-term investments	722,584	1,047,359
1.01.03	Accounts receivable	1,464,279	1,440,498
1.01.03.01	Trade accounts receivable	1,464,279	1,440,498
1.01.03.01.01	Receivables from clients of developments	1,423,554	1,400,490
1.01.03.01.02	Receivables from clients of construction and services rendered	40,725	40,008
1.01.04	Inventories	1,620,297	1,695,817
1.01.07	Prepaid expenses	10,293	15,442
1.01.07.01	Prepaid expenses and other	10,293	15,442
1.01.08	Other current assets	445,995	382,200
1.01.08.01	Non current assets for sale	123,526	110,563
1.01.08.03	Other	322,469	271,637
1.01.08.03.01	Other accounts receivable	137,204	128,905
1.01.08.03.02	Receivables from related parties	185,265	142,732
1.02	Non Current assets	2,654,869	2,514,641
1.02.01	Non current assets	1,567,191	1,420,654
1.02.01.03	Accounts receivable	450,243	384,821
1.02.01.03.01	Receivables from clients of developments	450,243	384,821
1.02.01.04	Inventories	895,500	816,525
1.02.01.09	Others non current assets	221,448	219,308
1.02.01.09.03	Others accounts receivable and others	119,793	112,241
1.02.01.09.04	Receivables from related parties	101,655	107,067
1.02.02	Investments	963,989	968,393
1.02.02.01	Interest in associates and affiliates	963,989	968,393
1.02.03	Property and equipment	46,219	48,691
1.02.03.01	Operation property and equipment	46,219	48,691
1.02.04	Intangible assets	77,470	76,903
1.02.04.01	Intangible assets	51,994	51,427
1.02.04.02	Goodwill	25,476	25,476

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2015	PRIOR YEAR 31/12/2014
2	Total Liabilities	7,072,546	7,205,852
2.01	Current liabilities	2,198,587	2,270,869
2.01.01	Social and labor obligations	59,680	65,039
2.01.01.02	Labor obligations	59,680	65,039
2.01.01.02.01	Salaries, payroll charges and profit sharing	59,680	65,039
2.01.02	Suppliers	109,017	95,131
2.01.03	Tax obligations	107,483	114,424
2.01.03.01	Federal tax obligations	107,483	114,424
2.01.04	Loans and financing	1,066,751	1,054,445
2.01.04.01	Loans and financing	590,323	550,058
2.01.04.01.01	In Local Currency	590,323	550,058
2.01.04.02	Debentures	476,428	504,387
2.01.05	Other obligations	748,170	838,796
2.01.05.01	Paybales to related parties	174,806	156,503
2.01.05.02	Other	573,364	682,293
2.01.05.02.04	Obligations for purchase of properties and advances from customers	386,192	490,605
2.01.05.02.05	Payables to venture partners	5,016	6,317
2.01.05.02.06	Other obligations	151,182	157,896
2.01.05.02.07	Obligations assumed on assignment of receivables	20,248	24,135
2.01.05.02.08	Derivative financial instruments	10,726	3,340
2.01.06	Provisions	107,486	103,034
2.01.06.01	Tax, labor and civel lawsuits	107,486	103,034
2.01.06.01.01	Tax lawsuits	218	218
2.01.06.01.02	Labor lawsuits	13,552	11,151
2.01.06.01.04	Civel lawsuits	93,716	91,665
2.02	Non current liabilities	1,774,467	1,876,580
2.02.01	Loans and financing	1,366,049	1,532,079
2.02.01.01	Loans and financing	697,460	847,367
2.02.01.01.01	Loans and financing in local currency	697,460	847,367
2.02.01.02	Debentures	668,589	684,712
2.02.02	Other obligations	236,129	173,221
2.02.02.02	Other	236,129	173,221
2.02.02.02.03	Obligations for purchase of properties and advances from customers	175,649	101,137
2.02.02.02.04	Other obligations	33,332	30,544
2.02.02.02.05	Payables to venture partners	2,280	4,713
2.02.02.02.06	Obligations assumed on assignment of receivables	23,921	31,994
2.02.02.02.07	Derivative financial instruments	947	4,833
2.02.03	Deferred taxes	33,081	34,740
2.02.03.01	Deferred income tax and social contribution	33,081	34,740
2.02.04	Provisions	139,208	136,540

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2015	PRIOR YEAR 31/12/2014
2.02.04.01	Tax, labor and civel lawsuits	139,208	136,540
2.02.04.01.01	Tax lawsuits	196	196
2.02.04.01.02	Labor lawsuits	74,395	70,167
2.02.04.01.04	Civel lawsuits	64,617	66,177
2.03	Equity	3,099,492	3,058,403
2.03.01	Capital	2,740,662	2,740,662
2.03.01.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	48,667	-9,162
2.03.02.04	Granted options	145,055	141,114
2.03.02.05	Treasury shares	-25,171	-79,059
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	248,415	323,845
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	216,822	292,252
2.03.05	Retained earnings/accumulated losses	60,137	0
2.03.09	Non-controlling interest	1,611	3,058

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2015 to 06/30/2015	YEAR TO DATE 01/01/2015 to 06/30/2015	SAME QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
3.01	Net Sales and/or Services	591,529	1,111,030	574,830	1,007,531
3.01.01	Revenue from real estate development	642,927	1,207,781	624,029	1,092,671
3.01.03	Taxes on real estate sales and services	-51,398	-96,751	-49,199	-85,140
3.02	Cost of sales and/or services	-432,986	-803,287	-409,926	-745,279
3.02.01	Cost of real estate development	-432,986	-803,287	-409,926	-745,279
3.03	Gross profit	158,543	307,743	164,904	262,252
3.04	Operating expenses/income	-141,499	-238,722	-152,215	-275,447
3.04.01	Selling expenses	-40,635	-67,748	-43,093	-73,875
3.04.02	General and administrative expenses	-49,070	-92,738	-56,418	-107,837
3.04.05	Other operating expenses	-44,612	-89,836	-55,296	-95,310
3.04.05.01	Depreciation and amortization	-11,561	-23,230	-15,977	-29,999
3.04.05.02	Other operating expenses	-33,051	-66,606	-39,319	-65,311
3.04.06	Equity pick-up	-7,182	11,600	2,592	1,575
3.05	Income (loss) before financial results and income taxes	17,044	69,021	12,689	-13,195
3.06	Financial	2,685	-5,531	-3,072	-10,986
3.06.01	Financial income	44,270	76,882	37,965	82,161
3.06.02	Financial expenses	-41,585	-82,413	-41,037	-93,147
3.07	Income before income taxes	19,729	63,490	9,617	-24,181
3.08	Income and social contribution taxes	5,754	-6,406	-11,672	-18,269
3.08.01	Current	-372	-7,232	-9,810	-16,874
3.08.02	Deferred	6,126	826	-1,862	-1,395
3.09	Income (loss) from continuing operation	25,483	57,084	-2,055	-42,450
3.11	Income (loss) for the period	25,483	57,084	-2,055	-42,450
3.11.01	Income (loss) attributable to the Company	28,487	60,137	-851	-40,640

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2015 to 06/30/2015	YEAR TO DATE 01/01/2015 to 06/30/2015	SAME QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
3.11.02	Net income attributable to non-controlling interests	-3,004	-3,053	-1,204	-1,810
3.99	Earnings per Share – (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0.07750	0.16370	-0.00210	-0.10020
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.07697	0.16250	-0.00210	-0.10020

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2015 to 06/30/2015	YEAR TO DATE 01/01/2015 to 06/30/2015	SAME QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
4.01	Consolidated Income (loss) for the period	25,483	57,084	-2,055	-42,450
4.03	Consolidated comprehensive income (loss) for the period	25,483	57,084	-2,055	-42,450
4.03.01	Income (loss) attributable to Gafisa	28,487	60,137	-851	-40,640
4.03.02	Net income attributable to the noncontrolling interests	-3,004	-3,053	-1,204	-1,810

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
6.01	Net cash from operating activities	-45,845	-40,042
6.01.01	Cash generated in the operations	199,853	154,886
6.01.01.01	Income (loss) before income and social contribution taxes	63,490	-24,181
6.01.01.02	Stock options expenses	5,001	24,405
6.01.01.03	Unrealized interest and finance charges, net	37,663	70,624
6.01.01.04	Depreciation and amortization	23,230	29,999
6.01.01.05	Write-off of property and equipment, net	1,058	2,197
6.01.01.06	Provision for legal claims	55,488	51,796
6.01.01.07	Warranty provision	8,829	-10,957
6.01.01.08	Provision for profit sharing	12,038	16,425
6.01.01.09	Allowance for doubtful accounts	-805	-3,306
6.01.01.10	Provision for realization of non-financial assets – properties for sale	4,375	379
6.01.01.11	Provision for penalties due to delay in construction works	-943	-675
6.01.01.12	Financial instruments	4,346	-245
6.01.01.13	Equity pick-up	-11,600	-1,575
6.01.01.15	Write-off of investments	-2,317	0
6.01.02	Variation in Assets and Liabilities	-245,698	-194,928
6.01.02.01	Trade accounts receivable	-78,034	179,022
6.01.02.02	Properties for sale	-43,117	-81,378
6.01.02.03	Other accounts receivable	-11,403	-2,398
6.01.02.04	Transactions with related parties	-10,022	-51,270
6.01.02.05	Prepaid expenses	5,150	8,964
6.01.02.06	Suppliers	13,886	-1,479
6.01.02.07	Obligations for purchase of properties and adv. from customers	-29,902	-53,554
6.01.02.08	Taxes and contributions	-6,941	-31,088
6.01.02.09	Salaries and payable charges	-17,397	-45,826
6.01.02.10	Other obligations	-61,512	-31,239
6.01.02.11	Income tax and social contribution paid	-6,406	-84,682
6.02	Net cash from investing activities	301,430	694,084
6.02.01	Purchase of property and equipment and intangible assets	-22,383	-35,128
6.02.02	Redemption of short-term investments	2,133,082	2,544,749
6.02.03	Purchase of short-term investments	-1,808,307	-1,880,258
6.02.04	Investments	-962	4,420
6.02.05	Dividends received	0	60,301
6.03	Net cash from financing activities	-211,251	-734,147
6.03.02	Increase in loans, financing and debentures	382,672	378,913
6.03.03	Payment of loans and financing	-574,060	-835,878
6.03.04	Dividends and interest on equity paid	0	-117,122
6.03.06	Payables to venture partners	-3,734	-109,018

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
6.03.07	Loan transactions with related parties	5,412	-6,598
6.03.08	Repurchase of treasury shares	-22,135	-51,353
6.03.09	Selling of treasury shares	1,810	13,480
6.03.10	Net result in selling of treasury shares	-1,216	-6,571
6.05	Net increase (decrease) of cash and cash equivalents	44,334	-80,105
6.05.01	Cash and cash equivalents at the beginning of the period	109,895	215,194
6.05.02	Cash and cash equivalents at the end of the period	154,229	135,089

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 06/30/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-9,162	323,845	0	0	3,055,345	3,058	3,058,403
5.03	Opening adjusted balance	2,740,662	-9,162	323,845	0	0	3,055,345	3,058	3,058,403
5.04	Capital transactions with shareholders	0	57,829	-75,430	0	0	-17,601	1,606	-15,995
5.04.01	Capital increase	0	0	0	0	0	0	1,606	1,606
5.04.03	Realization of granted options	0	3,940	0	0	0	3,940	0	3,940
5.04.04	Repurchase of treasury shares	0	-22,135	0	0	0	-22,135	0	-22,135
5.04.05	Selling of treasury shares	0	1,810	-1,216	0	0	594	0	594
5.04.08	Cancelation of treasury shares	0	74,214	-74,214	0	0	0	0	0
5.05	Total of comprehensive income (loss)	0	0	0	60,137	0	60,137	-3,053	57,084
5.05.01	Net income (loss) for the period	0	0	0	60,137	0	60,137	-3,053	57,084
5.07	Closing balance	2,740,662	48,667	248,415	60,137	0	3,097,881	1,611	3,099,492

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2014 TO 06/30/2014 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-18,687	468,749	0	0	3,190,724	23,759	3,214,483
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	0	0	3,190,724	23,759	3,214,483
5.04	Capital transactions with shareholders	0	-33,902	0	0	0	-33,902	0	-33,902
5.04.03	Realization of granted options	0	10,542	0	0	0	10,542	0	10,542
5.04.04	Repurchase of treasury shares	0	-51,353	0	0	0	-51,353	0	-51,353
5.04.05	Selling of treasury shares	0	6,909	0	0	0	6,909	0	6,909
5.05	Total of comprehensive income (loss)	0	0	0	-40,640	0	-40,640	-1,810	-42,450
5.05.01	Income (loss) for the period	0	0	0	-40,640	0	-40,640	-1,810	-42,450
5.07	Closing balance	2,740,662	-52,589	468,749	-40,640	0	3,116,182	21,949	3,138,131

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 06/30/2014
7.01	Revenues	1,210,097	1,092,671
7.01.01	Real estate development, sale and services	1,186,968	1,061,801
7.01.04	Allowance for doubtful accounts	23,129	30,870
7.02	Inputs acquired from third parties	-813,494	-773,089
7.02.01	Cost of sales and/or services	-731,342	-670,178
7.02.02	Materials, energy, outsourced labor and other	-82,152	-102,911
7.03	Gross added value	396,603	319,582
7.04	Retentions	-23,230	-29,999
7.04.01	Depreciation and amortization	-23,230	-29,999
7.05	Net added value produced by the Company	373,373	289,583
7.06	Added value received on transfer	88,482	83,736
7.06.01	Equity pick-up	11,600	1,575
7.06.02	Financial income	76,882	82,161
7.07	Total added value to be distributed	461,855	373,319
7.08	Added value distribution	461,855	373,319
7.08.01	Personnel and payroll charges	115,343	116,138
7.08.02	Taxes and contributions	125,420	122,220
7.08.03	Compensation – Interest	160,955	175,601
7.08.03.01	Interest	160,955	175,601
7.08.04	Compensation – Company capital	60,137	-40,640
7.08.04.03	Retained losses	60,137	-40,640

FOR IMMEDIATE RELEASE - São Paulo, August 7, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the second quarter ended June 30, 2015.

2Q15 Conference Call

August 10, 2015

> 9:00 am US EST
In English (simultaneous translation
from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

>  10:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Código: 54100222
+55-11-3127-4999 (USA)
Code: 80924629
IR Website:
www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia  - Comunicação Integrada
Giovanna Bambicini
Phone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: : 378.066.162[1]Average daily trading volume (90 days²):
R$8.9 million
(1) Including 10.074.707 treasury shares
(2) Until June 30, 2015

GAFISA RELEASES
2Q15 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

The first half of 2015 brought Gafisa another step closer to solid levels of profitability. We are pleased to report that consolidated net income totaled R$60.1 million in the first six months of the year, reversing a loss of R$ 40.6 million recorded in the same period last year. In the second quarter specifically, consolidated net income was R$28.5 million. The Tenda segment accounted for R$20.0 million of the total, maintaining the previous quarter’s performance to end the first half of 2015 with net income of R$ 31.4 million. Tenda’s performance reflects its consolidation and the growing participation of new projects launched under its current business model. The Gafisa segment, in turn, recorded net income of R$8.5 million in the quarter and R$28.7 million in 1H15, as a result of targeted efforts to sell inventory and reduce the level of SG&A.

These results are aligned with the Company’s strategy of improving operating performance and increasing its profitability levels, despite the current market environment. In a period marked by a challenging macroeconomic conditions, the Company’s two brands faced very different operating environments. The performance of the Gafisa segment reflects difficult conditions in the middle and upper income markets, due to interest rate, inflation and exchange rate movements which are directly impacting both consumer and investor confidence. On the other hand, the Tenda segment’s performance remains supported by strong demand from the low income segment.

In this context, we would like to highlight the positive performance achieved by both Gafisa and Tenda’s projects in the quarter, which contributed to the Company’s consolidated results. The consolidated adjusted gross margin reached 33.9% in the quarter. The Gafisa segment is maintaining stable profitability levels in its projects, with an adjusted gross margin of 36.5% in the quarter. At the same time, the consolidation of the New Model within Tenda led the segment to record an adjusted gross margin of 30.1%.

In keeping with the shift to a more conservative strategy amid greater risk aversion in the market, the Gafisa segment launched two projects during the quarter. We would like to highlight once again the focus on reducing inventory levels, which accounted for approximately 72% of net pre-sales totaling R$242.2 million in the quarter. It is also worth noting strong delivery volumes in the Gafisa segment during the period: totaling 1,498 units and R$777.3 million in PSV. In the first half of 2015, 14 projects/phases were delivered, representing 3,345 units and R$1.3 billion in PSV. The level of cancellations, which reached R$115.6 million in 2Q15, reflected the impact of Brazil’s current economic stagnation against Gafisa’s strong volume of deliveries.

We ended the second quarter with R$2.1 billion in inventory in the Gafisa segment, with just 19.8% related to completed projects. This percentage was impacted by the volume of deliveries of corporate units and R$105.4 million of units located in discontinued markets, resulting in a decrease of 52% y-o-y and 8% from the previous quarter. The performance of inventory sales once again contributed to the effective sales speed, which was 10.5% in 2Q15, and higher y-o-y.

Amid the continuation of current economic conditions, we expect to take a conservative approach to launch activity throughout the second half of the year. We will seek to balance the placement of new products in the market, prioritizing those with more liquidity, in order to achieve an adequate sales and profitability.

In the lower income segment, Tenda was able to sustain positive results and reported net income for the second consecutive quarter. These results reflect the increased operational scale of the New Model and the greater level of efficiency and management of both the financial and operational cycles.

In regards to the expansion of Tenda’s operating volume, 6 projects/phases were launched in 2Q15, accounting for R$229.4 million. The projects/phases are located in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Pernambuco.

The highlight of the quarter was the strong speed of sales result, which reached 28.2%. This is due to greater product availability after three consecutive quarters of high launch volumes, strong demand in the low income segment and a significant reduction in the volume of dissolutions observed during the period. As a result, net pre-sales increased significantly, totaling R$289.9 million, the highest level since the 4Q10.

The Tenda segment delivered 5 projects during the quarter, representing 1,240 units and accounting for R$177.2 million in PSV, of which 77% (980 units, or R$137.2 million) were under the New Model. In the 6M15, the segment delivered R$239.5 million, with 61% relating to the New Model.

Tenda’s solid operating performance positively impacted its financial results, with adjusted gross income reaching R$73.3 million in 2Q15. The adjusted gross margin remained in the range of 28-30%, as it has since 2Q14.

Tenda has continued its efforts to achieve greater economies of scale by increasing launches and implementing strategies designed to ensure a strong speed of sales. Sustainable operating results over the last three quarters reinforces our confidence in the New Model.

On a consolidated basis, Gafisa and Tenda launched R$482.0 million in 2Q15 and R$795.5 million in 6M15, with net pre-sales of R$532.1 million and R$955.5 million, respectively. Adjusted gross profit was R$200.4 million, with a margin of 33.9% in the quarter; over the first six months, adjusted gross profit was R$379.7 million.

A substantial reduction in the volume of old projects and the adaptation to current market conditions led Gafisa to concentrate on achieving greater stability in its cost and expense structure. Selling and administrative expenses were R$89.7 million, down 9.9% on a year-over-year basis. Year-to-date, these expenses totaled R$160.5 million, down 11.7% from 6M14, attesting to the Company’s commitment to streamlining its cost structure.

As a result of these initiatives, consolidated net income totaled R$28.5 million in the quarter and R$60.1 million in the 6M15.

At the end of the 6M15, the Net Debt / Shareholder’s Equity ratio reached 50.4%, consistent with the previous quarter. Excluding financing for projects, the Net Debt / Shareholder’s Equity ratio was negative 11.7%. In the quarter, consolidated operating cash generation reached R$13.1 million, also in line with the previous quarter. The Company ended the 2Q15 with a net cash burn of R$28.1 million, totaling a cash burn of R$97.8 million in the first half. This level of cash burn came as a result of higher disbursements related to Tenda’s land bank in 1Q15 and a slightly lower volume of transfers in the Gafisa segment compared to that of the previous quarter, due to the higher volume of corporate projects delivered in the second half.

The process of separating the Gafisa and Tenda business units is moving forward. Since the beginning of 2014, a number of steps have already been completed, while some of the actions are still underway. These include defining the appropriate capital structure for each of the business units. Considering that this is the most crucial step in the separation process, it is still not possible to determine when the potential separation will be concluded, with the possibility that it could extend into 2016, as we have previously announced.

Finally, we would like to highlight our satisfaction with the evolution of the business cycles at both Gafisa and Tenda in this first half of 2015. In recent years, both companies have strengthened and improved their operating and financial cycles, positioning them well for the challenges facing the sector and region in 2015. The company remains focused on achieving superior operating performance and continues to be guided, at all times, by capital discipline, the achievement of higher profitability and the generation of value for its shareholders and other stakeholders.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

MAIN CONSOLIDATED FIGURES

Table 1. Operating and Financial Highlights – (R$000 and % Company)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	481,951	313,581	54%	413,744	16%	795,532	949,123	-16%
Launches, Units	2,231	1,950	14%	1,089	105%	4,181	2,955	41%
Net Pre-sales	532,131	423,344	26%	433,018	23%	955,475	672,341	42%
Pre-sales, Units	2,395	1,908	26%	1,628	47%	4,303	2,395	80%
Pre-sales of Launches	108,001	59,716	81%	158,633	-32%	167,717	216,804	-23%
Sales over Supply (SoS)	15.9%	12.8%	310 bps	12.6%	330 bps	25.4%	18.2%	720 bps
Delivered projects (PSV)	954,460	785,748	21%	678,171	41%	1,740,208	1,235,679	41%
Delivered projects, Units	2,738	3,534	-22%	3,689	-26%	6,272	5,485	14%
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Adjusted Gross Profit[1]	200,386	179,302	12%	205,261	-2%	379,688	337,354	12%
Adjusted Gross Margin[1]	33.9%	34.5%	-60 bps	35.7%	-180 bps	34.2%	33.5%	70 bps
Adjusted EBITDA[2]	72,831	96,363	-24%	89,838	-19%	169,194	116,308	45%
Adjusted EBITDA Margin[2]	12.3%	18.6%	-630 bps	15.6%	-330 bps	15.2%	11.5%	370 bps
Net Income (Loss)	28,487	31,651	-10%	(851)	3.447%	60,137	(40,640)	248%
Backlog Revenues	901,383	930,601	-3%	1,506,001	-40%	901,383	1,506,001	-40%
Backlog Results[3]	364,238	367,567	-1%	531,924	-32%	364,238	531,924	-32%
Backlog Margin[3]	40.4%	39.5%	90 bps	35.3%	510 bps	40.4%	35.3%	510 bps
Net Debt + Investor Obligations	1,563,283	1,535,215	2%	1,408,283	11%	1,563,283	1,408,283	11%
Cash and cash equivalents	876,813	1,116,168	-21%	1,279,568	-31%	876,813	1,279,568	-31%
Shareholders’ Equity	3,097,881	3,066,952	1%	3,116,182	-1%	3,097,881	3,116,182	-1%
Shareholders’ Equity + Minority	3,099,492	3,070,891	1%	3,138,131	-1%	3,099,492	3,138,131	-1%
Total Assets	7,072,546	7,333,898	-3%	7,288,403	-3%	7,072,546	7,288,403	-3%
(Net Debt + Obligations) / (SE + Minority)	50.4%	50.0%	40 bps	44.9%	550 bps	50.4%	44.9%	550 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638

FINANCIAL RESULTS

•

Net revenue recognized by the “PoC” method was R$348.4 million in the Gafisa segment and R$243.1 million in the Tenda segment. This resulted in consolidated revenue of R$591.5 million in the second quarter, up 2.9% year on year, and 13.9% from the previous quarter. In 6M15, consolidated net revenue reached R$1.1 billion, an increase of 10.3% compared to 6M14.

•

Adjusted gross profit for 2Q15 was R$200.4 million, up from R$179.3 million in 1Q15 and in line with R$205.3 million in the previous year. Adjusted gross margin reached 33.9% compared to 35.7% in the prior-year period and 34.5% in the 1Q15. Gafisa’s contribution was an adjusted gross profit of R$127.1 million, with an adjusted gross margin of 36.5%, while Tenda’s contribution was an adjusted gross profit of R$73.3 million, with a margin of 30.1% in 2Q15. In the first half, adjusted gross profit totaled R$379.7 million, versus R$337.4 million in the previous year, with an adjusted gross margin of 34.2%.

•

Adjusted EBITDA was R$72.8 million in 2Q15, with a margin of 12.3%. The Gafisa segment reported adjusted EBITDA of R$52.4 million, while the Tenda segment’s adjusted EBITDA was R$15.2 million. In 6M15 consolidated adjusted EBITDA was R$169.2 million, an increase of 45% from R$116.3 million in 6M14. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

•

The Company reported positive net income of R$28.5 million in the second quarter. Gafisa reported a net profit of R$8.5 million, while Tenda reported a profit of R$20.0 million. In the first six months, net income reached R$60.1 million.

•

Operating cash generation totaled R$13.1 million in the 2Q15, closing the period with R$19.4 million. Net cash consumption of R$28.1 million was recorded in 2Q15, with accumulated consumption of R$97.8 million during 6M15.

OPERATING RESULTS

•

Launches totaled R$482.0 million in the 2Q15, comprising 8 projects in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Pernambuco. This launch volume was an increase over the R$313.6 million launched in 1Q15. The Gafisa segment accounted for 52% of the first quarter launches, while the Tenda segment accounted for the remaining 48%. The volume launched in the first half of the year totaled R$795.5 million.

•

Net pre-sales totaled R$532.1 million in 2Q15, of which R$242.2 million related to Gafisa and R$289.9 million related to Tenda. The result is well above net pre-sales totaling R$433.0 million in the 2Q14. Consolidated sales from launches in the quarter represented 19.3% of the total, while sales from inventory comprised the remaining 80.7%. During 6M15, the Company had reached R$955.5 million in net pre- sales.

•	Consolidated sales over supply (SoS) reached 15.9% in 2Q15, compared to 12.8% in 1Q15 and 12.6% y-o-y. On a trailing 12-month basis, Gafisa’s SoS was 27.7%, while Tenda’s SoS was 48.5%.
•	Consolidated inventory at market value decreased R$60.7 million in the quarter to a value of R$2.8 billion. Gafisa’s inventory totaled R$2.1 billion while Tenda’s inventory totaled R$738.4 million.
•

Throughout the second quarter, the Company delivered 10 projects/phases, totaling 2,738 units, accounting for R$954.5 million in PSV. The Gafisa segment delivered 1,498 units, while the Tenda segment delivered the remaining 1,240 units. Over the past six months, 25 projects / phases and 6,272 units were delivered, accounting for 1.7 billion in PSV.

ANALYSIS OF RESULTS

GAFISA SEGMENT

Consistent Gross Margin and Reduction in General and Administrative Expenses

Table 2. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	252,585	75,227	236%	314,733	-20%	327,812	668,667	-51%
Net pre-sales	242,185	179,807	35%	251,290	-4%	421,992	438,845	-4%
Net pre-sales of Launches	66,973	14,436	364%	116,334	-42%	81,409	154,249	-47%
Sales over Supply (SoS)	10.5%	8.0%	250 bps	9.8%	70 bps	16.9%	15.9%	100 bps
Delivered projects (Units)	1,498	1,847	-19%	1,504	0%	3,345	2,028	65%
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	-5%
Adjusted Gross Profit[1]	127,101	125,502	1%	151,456	-16%	252,603	267,976	-6%
Adjusted Gross Margin[1]	36.5%	36.9%	-40 bps	38.1%	160 bps	36.7%	37.0%	-30 bps
Adjusted EBITDA[2]	52,400	58,289	-10%	83,353	-37%	110,689	138,163	-20%
Adjusted EBITDA Margin[2]	15.0%	17.1%	-210 bps	20.9%	-590 bps	16.1%	19.1%	-480 bps
Net Income (Loss)	8,452	20,205	-58%	17,132	-51%	28,657	14,801	94%
Backlog Revenues	664,074	742,154	-11%	1,298,089	-49%	664,074	1,298,089	-49%
Backlog Results[3]	265,190	294,093	-10%	470,361	-44%	265,190	470,361	-44%
Backlog Margin[3]	39.9%	39.6%	30 bps	36.2%	370 bps	39.9%	36.2%	370 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Solid second quarter topline performance reflects maintenance in the level of revenues, supported by inventory sales, which represented 72.3% of net sales in the second quarter and 80.7% in 6M15. Another point worth highlighting is the reduction in selling, general and administrative expenses, which were 4.9% lower q-o-q and 12.5% lower y-o-y. This reflects ongoing efforts in the Gafisa segment to increase efficiencies and improve cost management.

2Q15 adjusted gross margin ended at 36.5%, in line with the average levels reported in previous quarters and marginally lower y-o-y, due to a higher recognition of swaps in the period. These profitability levels support the stability of the gross margin in the Gafisa segment, and also highlight the solid performance of the Gafisa segment projects, resulting from the continuous evolution of the Company's business cycle.

Net Income

Net income for the period was R$8.5 million, compared to R$17.1 million in the 2Q14. This decrease is due to a a slight reduction in gross margin, a higher volume of other operating expenses, and the lower contribution of AUSA equity income. 6M15 net income reached R$28.7 million compared to R$14.8 million in 6M14. Excluding the R$5.2 million in equity income from Alphaville, the Gafisa segment’s net income in 2Q15 was R$3.3 million, compared to R$8.7 million recorded in 2Q14. In 6M15, net income was R$6.5 million, compared to R$9.8 million in the previous year.

Table 3 – Gafisa Segment – Net Income (R$ Million)

Gafisa Segment (R$ 000)	2Q15	1Q15	2Q14	6M15	6M14
Adjusted Gross Profit	127.1	125.5	151.5	252,6	268,0
Adjusted Gross Margin	36.5%	36.9%	38.1%	36.7%	37%
Net Profit	8.5	20.2	17.1	28.7	14.8
Equity Income from Alphaville¹	5.2	17.0	8.4	22.2	5.0
Net Profit Ex-Alphaville	3.3	3.2	8.7	6.5	9.8

TENDA SEGMENT

Evolution in Revenue Levels and Increased Profitability Anchored in Operational Consolidation of the New Model

Table 4. Tenda Segment – Operating and Financial Highlights – (R$000 and % Tenda)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	229,366	238,354	-4%	99,011	132%	467,720	280,456	67%
Net pre-sales	289,946	243,537	19%	181,728	60%	533,483	233,495	129%
Net pre-sales of Launches	41,028	45,280	-9%	42,299	-3%	86,308	62,555	38%
Sales over Supply (SoS)	28.2%	23.3%	490 bps	20.8%	740 bps	41.9%	25.2%	1670 bps
Delivered projects (Units)	1,240	1,687	-27%	2,185	-43%	2,927	3,457	-15%
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%
Adjusted Gross Profit[1]	73,285	53,800	36%	53,805	36%	127,085	69,368	83%
Adjusted Gross Margin[1]	30.1%	30.0%	10 bps	30.4%	-30 bps	30.1%	24.5%	560 bps
Adjusted EBITDA[2]	15,221	21,114	-28%	(1,907)	898%	36,335	(26,820)	235%
Adjusted EBITDA Margin[2]	6.3%	11.8%	-550 bps	-1.1%	740 bps	8.6%	-9.5%	1,810 bps
Net Income (Loss)	20,035	11,446	75%	(17,983)	211%	31,481	(55,443)	157%
Backlog Revenues	237,309	188,447	26%	207,912	14%	237,309	207,912	14%
Backlog Results[3]	99,048	73,474	35%	61,563	61%	99,048	61,563	61%
Backlog Margin[3]	41.7%	39.0%	270 bps	29.6%	1,210 bps	41.7%	29.6%	1,210 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The second quarter of the year marked another step towards the consolidation of Tenda’s operational cycle, supported by an increase in the number of launches in the segment and a reduction in cancellations since the implementation of changes in the sales process (August/2014). As a result, the financial results of the Tenda segment improved significantly.

Tenda recorded a strong increase in adjusted gross profit in the quarter, reaching R$73.3 million in 2Q15. In addition, the adjusted gross margin remained stable between 28 - 30%, which is in line with the range observed since 2Q14. This reflects the operational consolidation of projects executed under the New Model, which has demonstrated improved performance and profitability, combined with the decreasing contribution of legacy projects in the segment's revenue mix.

Furthermore, as observed in sequential quarters, adjustments in the cost and expense structure to Tenda’s business cycle positively impacted the quarter’s results. General and administrative expenses decreased by 13.6% compared to the prior year. Importantly, the Tenda segment achieved a reduction in selling expenses despite an increase in the number of launches and gross sales, of 131.7% and 14.8%, respectively, versus the year-ago period.

Net Income

In 2Q15 the Tenda segment achieved net income of R$20.0 million, substantially higher than net income of R$11.4 million in 1Q15 and a net loss of R$18.0 million in 2Q14. In 6M15, net income was R$31.4 million, compared to a net loss of R$55.4 million in the previous year, reflecting the improved operating and financial performance of the Tenda segment. Table 5 – Tenda Segment – Net Income (R$ Million)

Tenda Segment (R$ million)	2Q15	1Q15	2Q14	6M15	6M14
Adjusted Gross Profit	73.3	53.8	53.8	127.1	69.4
Adjusted Gross Margin	30.1%	30.0%	30.4%	30.1%	24.5%
Net Profit	20.0	11.4	(18.0)	31.4	(55.4)

RECENT EVENTS

UPDATED STATUS OF THE SPIN-OFF PROCESS AND RECENT DEVELOPMENTS

In the 2Q15, the Company progressed with the evaluation of the potential separation of the Gafisa and Tenda business units. Since commencing the spin-off process in February 2014, a variety of activities have been executed in order to make the two business units independent of one another from both an operational perspective, as well as a capital structure perspective. We highlight the following actions that have already been completed: (i) separation of the administrative structures, with implementation of the necessary changes required to processes and systems, (ii) definition of policies and corporate governance, (iii) preparation for Tenda’s shares to be traded on the market, and (iv) performance of due diligence and studies of the various impacts the separation could have on operational, organizational, financial and market-related aspects of the two Companies.

Over the last quarter, the Company advanced the separation procedures related to Information Technology (IT), one of the last remaining joint administrative structures. Currently, besides the IT area, the only business units operating on a joint basis are those that will split at the time of the official separation. These business units include Investor Relations, Corporate Legal, Internal Audit and Internal Controls.

Definition of the appropriate capital structure is one main processes that is still ongoing. The Company continues to work with financial institutions in order to achieve the conditions deemed necessary for the desired capital structure model, which takes into consideration the business cycles of each of the business units.

As previously communicated in a Material Fact released to the market on April 29, these discussions are ongoing and are taking longer than had been initially expected. As a result, and considering that the achievement of an appropriate capital structure is a necessary step in the separation process, it is not yet possible to determine when the potential separation will be concluded, and it is possible that the process could extend into 2016.

Additionally, in the same Material Fact, the Company informed the market that it had been contacted by groups interested in evaluating the potential acquisition of an equity stake in Gafisa and Tenda, either together or separately. During the last quarter, there has been no change in this subject.

The Administrations of Gafisa and Tenda, in accordance with their fiduciary duties, will evaluate any proposals that could result in the creation of value for the Companies and will communicate to their shareholders and the market in general any evolution in these discussions through presentation of a formal proposal.

The Company will keep its shareholders and the market informed of any developments related to the subjects mentioned above.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000..

Operating Results

Launches and Pre-Sales

Second quarter 2015 launches totaled R$252.6 million, representing 2 projects/phases located in the city of São Paulo. The sales speed of these launches reached 24.4%. In the first 6M15, the Gafisa segment totaled R$ 327.8 million in launches, representing 41.2% of consolidated launches.

The Gafisa segment’s 2Q15 gross pre-sales totaled R$357.8 million. Dissolutions reached R$115.6 million and net pre-sales reached R$242.2 million, an increase of 34.7% compared to 1Q15 and stable compared to the previous year. In the first half of the year, the volume of dissolutions was R$ 240.5 million and net sales ended the 6M15 at R$422.0 million. In the quarter, the sales over supply (SoS) of the Gafisa segment was 10.5%, higher than that of 1Q15 and the previous year.

The Company continues to concentrate its efforts on the sale of remaining units. As a result, approximately 53.0% of net sales during the period related to projects launched through 2013, resulting in an improvement in the inventory profile of the Gafisa segment.

Table 6. Gafisa Segment – Launches and Pre-sales (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	252,585	75,227	236%	314,733	-20%	327,812	668,667	-51%
Pre-Sales	242,185	179,807	35%	251,290	-4%	421,992	438,845	-4%

Sales over Supply (SoS)

The sales velocity was 10.5% in 2Q15, above the 8.0% recorded in 1Q15 and above 9.8% in the previous year. On a trailing 12 month basis, Gafisa’s SoS reached 27.7%.

Dissolutions

The weak economic conditions during the first half of 2015 directly affected consumer confidence and, accordingly, the level of dissolutions. This scenario has persisted since the end of 2014. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$115.6 million in 2Q15, a decrease compared to R$124.8 million in 1Q15 and R$119.9 million in the previous year. It is also worth noting that the level of dissolutions in 6M15 has also been impacted by the increased volume of deliveries in the quarter. 1,498 units were delivered in this 2Q15, corresponding to R$777.3 million in PSV; in the first half of the year deliveries totaled 3,165 units and R$1.3 billion in PSV.

Over the last three years, the Company has been working on initiatives to achieve a higher quality of credit analysis in its sales. In doing so, the Company hopes to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive approach in the credit review process at the time of the sale has generated greater efficiency in the process of transferring Gafisa customers to financial institutions. This progress has occurred despite deteriorating macroeconomic conditions, especially from the second half of 2014.

In 2Q15, 486 Gafisa units were cancelled and 253 units were already resold in the period.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched until 2014 represented 72.3% of net sales in the period. In 6M15, inventory as a percentage of sales reached 80.7%. The market value of the Gafisa segment inventory remained stable compared at R$2.1 billion compared to the previous quarter. Finished units outside of core markets accounted for R$105.4 million, or 5.1% of total inventory.

Table 7. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 1Q15	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories BoP 2Q15	% Q/Q
São Paulo	1,467,350	252,585	90,578	301,659	26,210	1,482,644	1.0%
Rio de Janeiro	488,251	-	19,680	43,308	22,334	496,985	-0.3%
Other Markets	115,036	-	5,389	12,864	2,126	105,435	-8.3%
Total	2,070,637	252,585	115,647	357,832	6,001	2,075,036	0.2%

* The period adjustments are a reflection of updates related to the project scope, release date and inflationary update in the period.

During the same period, finished units comprised R$410.7 million, or 19.8% of total inventory. Inventory from projects launched outside core markets, currently exclusively comprised of finished units, represent
R$105.4 million, down 52.3% when compared to the R$220.9 million recorded last year and down 8.3% from 1Q15. The Company estimates that by early 2016, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

The inventory of completed units increased as a result of more deliveries of corporate projects during the quarter, representing approximately R$474.7 million or 61.1% of PSV delivered. The increase was due to lower liquidity levels for these types of projects.

It is worth noting that the largest share of Gafisa’s inventory, approximately 59% or R$1.2 billion, is concentrated in projects that are to be delivered in the second quarter of 2016. This will be reflected in the sale of inventory in the coming quarters, rather than finished units.

Table 8. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 2Q15
São Paulo	253,797	-	920,704	221,013	87,130	1,482,644
Rio de Janeiro	-	41,492	113,277	114,049	218,141	486,958
Other Markets	-	-	-	-	105,435	105,435
Total	253,797	41,492	1,033,980	335,062	410,705	2,075,036

1)      Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Landbank

The Gafisa segment land bank, with a PSV of approximately R$5.9 billion, is comprised of 30 potential projects/ phases, amounting to nearly 10.8 thousand units, of which 77% are located in São Paulo and 23% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, impacting the total percentage of land acquired, which reached 59%.

Table 9. Gafisa Segment – Landbank (R$000)

	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,532,063	45.9%	45.0%	0.9%	9,063	11,117
Rio de Janeiro	1,339,778	84.2%	84.2%	0.0%	1,741	2,142
Total	5,871,842	58.6%	58.0%	0.6%	10,805	13,259

Table 10. Gafisa Segment – Changes in the Landbank (1Q15 x 2Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,802,512	-	252,585	-	(17,863)	4,532,063
Rio de Janeiro	1,315,335	85,872	-	(58,370)	(3,058)	1,339,778
Total	6,117,847	85,872	252,585	(58,370)	(20,922)	5,871,842

The adjustments of the quarter reflect updates related to project scope, expected launch date, and inflationary adjustments to the land bank during the period.

Gafisa Vendas

During 6M15, Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 63% of gross sales of the quarter. Gafisa Vendas currently has a team of 700 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 2Q15, Gafisa delivered 5 projects/phases totaling 1,498 units and accounting for R$777.3 million in PSV. In 6M15, 14 projects / phases were delivered, representing 3,345 units and R$ 1.3 billion in PSV.

Currently, Gafisa has 30 projects under construction, all of them on schedule in regards to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables / transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, our plan is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers reached R$169.8 million in PSV in the second quarter.

Of second quarter deliveries, of R$777.3 million, 61.1% comprised corporate projects. Financing arrangements for corporate projects differ from that of residential projects, resulting in a smaller contribution to transfer volumes, which impacted cash generation in the quarter.

Table 11. Gafisa Segment – Delivered Project

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
PSV Transferred ¹	169,829	198,014	-14%	210,677	-19%	367,843	442,753	-17%
Delivered Projects	5	9	0%	8	-38%	14	12	-17%
Delivered Units	1,498	1,847	-19%	1,504	0%	3,345	2,038	65%
Delivered PSV²	777,258	569,459	36%	454,880	71%	1,346,717	913,300	47%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenues

2Q15 net revenues for the Gafisa segment totaled R$348.4 million, an increase of 2.5% q-o-q and a decrease of 12.4% y-o-y. The decrease compared to the 2Q14 is related to projects whose construction works are more advanced.

In 2Q15, approximately 99.6% of Gafisa segment revenues were derived from projects located in Rio de Janeiro/São Paulo, while 0.4% were derived from projects in non-core markets. The table below provides additional details.

Table 12. Gafisa Segment – Revenue Recognition (R$000)

		2Q15				2Q14
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2015	66,973	27.7%	-	0%	-	-	-	-
2014	57,530	23.8%	54,173	15.5%	116,334	46.3%	5,711	1.4%
2013	39,878	16.5%	76,279	21.9%	11,977	4.8%	63,529	16.0%
≤ 2012	77,804	32.1%	217,939	62.6%	122,979	48.9%	328,667	82.6%
Total	242,185	100%	348,391	100%	251,290	100%	397,907	100%
SP + RJ	234,710	96.9%	346,948	99.6%	216,338	86.1%	388,504	97.6%
Other Markets	7,475	3.1%	1,443	0.4%	34,952	13.9%	9,402	2.4%

Gross Profit & Margin

Gross profit for the Gafisa segment in 2Q15 was R$90.3 million, compared to the R$98.1 million in 1Q15, and R$119.1 million in the prior year period. The second quarter gross margin of 25.9% was impacted by an R$11.0 million increase in revenue from projects comprising a higher number of swapped units. In keeping with accounting rules, the gross margin on these projects is lower initially, before normalizing over time.

Excluding financial impacts, the adjusted gross margin reached 36.5% in 2Q15 compared to 36.9% in the 1Q15 and 38.1% in the prior year, reaffirming the maintenance in the levels of profitability in the Gafisa segment. This is a result of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 2Q15.

Table 13. Gafisa Segment – Gross Margin (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	-5%
Gross Profit	90,268	98,147	-8%	119,135	-24%	188,415	208,025	-9%
Gross Margin	25.9%	28.9%	-300 bps	29.9%	-400 bps	27.4%	28.7%	130 bps
(-) Financial Costs	(36,833)	(27,355)	35%	(32,321)	14%	(64,188)	(59,961)	7%
Adjusted Gross Profit	127,101	125,502	1%	151,456	-16%	252,603	267,986	-6%
Adjusted Gross Margin	36.5%	36.9%	-40 bps	38.1%	-160 bps	36.7%	37.0%	-30 bps

Table 14. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	2Q15
Net Revenue	346,948	1,443	348,391
Adjusted Gross Profit	127,144	(43)	127,101
Adjusted Gross Margin	36.6%	-3.0%	36.5%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$50.4 million in the 2Q15, a decrease of 15.7% y-o-y and an increase of 17.4% q-o-q. This came as a result of a higher level of selling expenses due to the higher volume of launches compared to 1Q15 and the additional marketing effort required in the current market scenario. In the first half, these expenses totaled R$93.4 million, 16.1% below the R$111.3 million the previous year.

Selling expenses decreased 19.2% compared to 2Q14 and increased by 63.0% from 1Q15, also due to the partial recognition of expenses related to the launch held at the end of 1Q15, which were recorded in 2Q15. For the first half of the year, selling expenses decreased by 21.8% compared to the same period last year.

The segment’s general and administrative expenses reached R$27.5 million in 2Q15, a decrease of 4.9% compared to the previous quarter and 12.5% y-o-y. In 6M15, general and administrative expenses reached R$56.4 million compared to R$63.9 million in 6M14.

The reduction in the level of SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve a level of costs and expenses that are appropriate for the current status of the business cycle and business outlook.

Table 15. Gafisa Segment – SG&A Expenses (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Selling Expenses	22,976	14,092	63%	28,425	-19%	37,068	47,420	-22%
G&A Expenses	27,466	28,887	-5%	31,406	-13%	56,351	63,855	-12%
Total SG&A Expenses	50,442	42,979	17%	59,831	-16%	93,419	111,275	-16%
Launches	252,585	75,227	236%	314,733	-20%	327,812	668,667	-51%
Net Pre-Sales	242,185	179,807	35%	251,290	-4%	421,992	438,845	-4%
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	-5%

Other Operating Revenues/Expenses reached R$21.4 million in 2Q15, a decrease of 25.0% compared to the 1Q15, and a decrease of 12.2% compared to the previous year.

It is worth noting that if the impact of R$ 13.9 million recorded in 2Q14 related to the provisioning of Alphaville’s stock option plan is excluded, this item would have shown an increase of 88.5% over the same period last year, totaling R$49.9 million in 6M15.

This increase reflects the higher level of litigation expenses related to increased deliveries of older projects held in 2012, 2013 and 2014.

The Company continues to be more proactive and to mitigate risks associated with potential contingencies. Taking such approach into consideration, this line had a R$ 11.5 million impact in 2Q15.

The table below contains more details on the breakdown of this expense.

Table 16. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Litigation expenses	(24,622)	(19,965)	23%	(10,667)	131%	(44,587)	(26,669)	67%
Expenses w/ updating the balance of the stock options program for AUSA shares	-	-	-	(13,863)	-	-	(13,863)	-
Other	3,244	(8,556)	138%	179	1.712%	(5,312)	192	-2,867%
Total	(21,378)	(28,521)	-25%	(24,351)	-12%	(49,899)	(40,340)	24%

A higher volume of deliveries over the past three years, due to the delivery of delayed projects in discontinued markets, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This new strategic positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$52.4 million in 2Q15, a decrease of 37.1% compared to R$83.4 million in the prior year period and down 10.1% compared to R$58.3 million recorded in 1Q15. Adjusted EBITDA for the period was R$110.7 million compared to R$138.2 million in 1H14. Y-o-Y, 2Q15 EBITDA was impacted by the following factors: (i) especially due to a decrease in revenues; (ii) slight decrease in the level of gross margin; and (iii) the addition of R$14.0 million in expenses related to contingencies, recognized as Other Revenues/Expenses. It is worth noting that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, declined to 15.0%, compared with a margin of 20.9% in the previous year, and 17.1% in 1Q15. In 6M15, the EBITDA margin reached 16.1% versus 19.1% the previous year.

Table 17. Gafisa Segment – Adjusted EBITDA (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net (Loss) Profit	8,452	20,205	-58%	17,132	-51%	28,656	14,801	94%
(+) Financial Results	2,966	9,744	-70%	4,405	-33%	12,710	12,229	4%
(+) Income taxes	278	7,350	-96%	7,208	-96%	7,628	11,230	-32%
(+) Depreciation & Amortization	8,079	8,279	-2%	11,311	-29%	16,358	22,517	-27%
(+) Capitalized interests	36,833	27,355	35%	32,321	14%	64,187	59,961	7%
(+) Expense w Stock Option Plan	1,850	2,090	-11%	20,809	-91%	3,940	24,379	-84%
(+) Minority Shareholders	(848)	228	-472%	(1,441)	-41%	(620)	(1,989)	-69%
(-) Alphaville Effect Result	(5,210)	(16,960)	-69%	(8,392)	-38%	(22,170)	(4,965)	242%
Adjusted EBITDA	52,400	58,289	-10%	83,353	-37%	110,689	138,163	-16%
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	94%
Adjusted EBITDA Margin	15.0%	17.1%	-210 bps	20.9%	-590 bps	16.1%	19.1%	-230 bps

1)      EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$265.2 million in 2Q15. The consolidated margin for the quarter was 39.9%, an increase of 370 bps compared to the result posted last year.

Table 18. Gafisa Segment – Results to be recognized (REF) (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)
Revenues to be recognized	664.074	742,154	-11%	1,298,089	-49%
Costs to be recognized (units sold)	(398.884)	(448,061)	-11%	(827,728)	-52%
Results to be recognized	265.190	294,093	-10%	470,361	-44%
Backlog Margin	39,9%	39.6%	30 bps	36.2%	370 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.500.

Operating Results

Launches and Sales

Second quarter launches totaled R$229.4 million and included 6 projects/phases in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Pernambuco. The Tenda segment accounted for 47.6% of launches in the quarter. In the first six months of the year, launch volumes reached R$ 467.7 million.

During 2Q15, gross sales reached R$343.7 million and dissolutions were R$53.8 million, totaling net pre-sales of R$289.9 million, an increase of 19.1% compared to the previous quarter and an increase of 59.6% y-o-y. In 6M15, the volume of dissolutions was R$110.1 million and net pre-sales totaled R$533.5 million, 128.5% higher in comparison to 6M14.

Sales from units launched during 2Q15 accounted for 14.2% of total sales.

Table 19. Tenda Segment – Launches and Pre-sales (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	229,366	238,354	-4%	99,011	132%	467,720	280,456	67%
Pre-Sales	289,946	243,537	19%	181,728	60%	533,483	233,495	129%

Sales over Supply (SoS)

In 2Q15, sales velocity (sales over supply) was 28.2%, and on a trailing 12 month basis, Tenda SoS ended 2Q15 at 48.5%.

Below is a breakdown of Tenda SoS, broken down by both legacy and New Model projects throughout 2Q15.

Table 20. SoS Gross Revenue (Ex-Dissolutions)

	2Q14	3Q14	4Q14	1Q15	2Q15
New Model	32.2%	20.3%	22.0%	32.7%	37.4%
Legacy Projects	35.8%	28.3%	17.5%	20.1%	24.3%
Total	34.3%	24.4%	20.2%	28.6%	33.4%

Table 21. SoS Net Revenue

	2Q14	3Q14	4Q14	1Q15	2Q15
New Model	25.3%	11.8%	18.8%	30.9%	35.2%
Legacy Projects	17.7%	-2.0%	5.0%	7.0%	12.0%
Total	20.8%	4.8%	13.3%	23.3%	28.2%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$53.8 million in 2Q15, down 4.6% from 1Q15 and down 54.3% compared to 2Q14.

As expected, the amendment in new sales processing, established in August 2014, reduced the level of dissolutions during the period. Approximately 71% of the dissolutions in the period were related to old projects.

Table 22. PSV Dissolutions – Tenda Segment (R$ thousand and % of gross sales by model)

	2Q14	% GS	3Q14	% GS	4Q14	% GS	1Q15	% GS	2Q15	% GS
New Model	24,977	21.5%	31,640	42.1%	18,003	14.3%	12,594	4.2%	15,648	4.5%
Legacy Projects	92,637	50.6%	114,697	107.1%	48,281	71.7%	43,737	14.6%	38,115	11.1%
Total	117,614	39.3%	146,337	80.3%	66,285	34.4%	56,332	18.8%	53,763	15.6%

Table 23. Tenda Segment – Net Pre-sales by Market (R$ million)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
New Model
Gross Sales	-	-	-	-	13.6	57.0	59.7	84.5	94.3	116.3	75.2	125.6	232.6	268,5
Dissolutions	-	-	-	-	-	(2.1)	(7.4)	(6.3)	(34.2)	(25.1)	(31.6)	(18.0)	(12.6)	(15,7)
Net Sales	-	-	-	-	13.6	54.9	52.3	78.2	60.2	91.2	43.5	107.6	220.0	252,8
Legacy Projects
Gross Sales	249.1	344.9	293.8	287.9	225.6	270.7	223.9	154.2	150.6	183.0	107.1	67.3	67.3	75,2
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(155.7)	(126.0)	(68.8)	(159.0)	(92.5)	(114.7)	(48.3)	(43.7)	(38,1)
Net Sales	(90.4)	15.7	30.0	(29.7)	(6.9)	115.0	97.9	85.4	(8.4)	90.6	(7.6)	19.0	23.5	37,1
Total
Dissolutions (Units)	3.157	2.984	2.202	2.509	1.700	1.172	924	491	1.270	820	948	428	367	373
Gross Sales	249.1	344.9	293.8	287.9	239.3	327.7	283.6	238.7	244.9	299.3	182.2	192.9	299.9	343,7
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(157.8)	(133.5)	(75.1)	(193.2)	(117.6)	(146.3)	(66.3)	(56.3)	(53,8)
Net Sales	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289,9
Total (R$)	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289,9
MCMV	(95.7)	21.5	8.0	(3.6)	36.2	142.6	119.2	122.4	57.2	151.4	39.0	116.7	217.7	260,0
Out of MCMV	6.3	(5.7)	22.1	(26.0)	(29.4)	29.2	30.9	41.2	(5.4)	30.3	(3.1)	9.9	25.8	29,9

Tenda remains focused on the completion and delivery of legacy projects and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Tenda had 373 units cancelled and returned to inventory in the second quarter, and 167 units which were already in inventory were resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 2Q15, 2,019 units were transferred to financial institutions, representing R$254.0 million in net pre-sales.

Table 24. Tenda Segment – PSV Transferred – Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	114,939	200,902
Legacy Projects	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	59,110	53,112
PSV transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	174,049	254,014

1) PSV transferred refers to the conclusion of the transfer operation. 2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 2Q15, Tenda delivered 5 projects/phases and 1,240 units, reaching a PSV of R$177.2 million, ending 6M15 with 2,927 units delivered and a PSV of R$ 393.5 million. It is worth noting that there are only two remaining construction sites from Tenda’s legacy projects, with 640 remaining units to be delivered in the next months.

Inventory

The market value of Tenda inventory was R$738.4 million at the end of the 2Q15, down 8.1% when compared to R$803.5 million at the end of 4Q14. Inventory related to the remaining units for the Tenda segment totaled R$272.9 million or 37.0% of the total, down 12.5% versus 1Q15 and 35.3% as compared to 2Q14. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$596.5 million, or 80.8% of total inventory, while units outside the program totaled R$141.8 million, a decrease of 18.8% q-o-q and 30.0% y-o-y.

Table 25. Tenda Segment – Inventory at Market Value (R$000) – by Region

	Inventories FP 1Q15	Launches	Dissolutions	Pre-Sales	Price Adjustment + Others	Inventories FP 2Q15	% Q/Q
São Paulo	238,898	26,487	10,174	(104,321)	7,047	178,284	-25.4%
Rio Grande do Sul	19,805	46,400	6,814	(29,474)	(144)	43,401	119.1%
Rio de Janeiro	201,420	40,292	9,371	(81,920)	(5,431)	163,732	-18.7%
Bahia	129,260	69,660	4,297	(56,410)	2,699	149,507	15.7%
Pernambuco	52,603	46,527	1,962	(23,446)	(3,579)	74,068	40.8%
Minas Gerais	94,900	-	12,973	(38,335)	(4,820)	64,718	-31.8%
Others	66,609	-	8,171	(9,802)	(331)	64,648	-2.9%
Total Tenda	803,495	229,366	53,763	(343,709)	(4,557)	738,358	-8.1%
MCMV	628,909	229,366	26,221	(286,255)	(1,709)	596,533	-5.1%
Out of MCMV	174,586	-	27,542	(57,454)	(2,848)	141,825	-18.8%

¹ The quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Table 26. Tenda Segment – Inventory at Market Value (R$000) – Construction Status

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 2Q15
New Model - MCMV	158,791	192,052	84,680	27,961	2,020	465,505
Legacy – MCMV	-	-	58,751	134	72,143	131,027
Legacy – Out of MCMV	-	-	-	7,397	134,428	141,825
Total Tenda	158,791	192,052	143,431	35,492	208,591	738,358

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Tenda Segment Landbank

The Tenda segment land bank, with a PSV of approximately R$4.0 billion, is comprised of 110 different projects/phases, of which 18% are located in São Paulo, 12% in Rio Grande do Sul, 29% in Rio de Janeiro, 5% in Minas Gerais, 30% in Bahia, and 6% in Pernambuco. In total these amount to more than 28,000 units.

Table 27. Tenda Segment – Landbank (R$000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	714,679	0.0%	0.0%	0.0%	4,612	4,612
Rio Grande do Sul	471,559	16.3%	0.0%	16.3%	3,340	3,340
Rio de Janeiro	1,176,586	17.4%	17.4%	0.0%	8,105	8,223
Bahia	1,199,945	11.5%	11.5%	0.0%	9,499	9,560
Pernambuco	242,818	15.5%	15.5%	0.0%	1,863	1,888
Minas Gerais	191,035	56.4%	56.4%	0.0%	1,190	1,272
Total	3,996,623	15.2%	12.4%	2.7%	28,609	28,895

Table 28. Tenda Segment – Changes in the Landbank (1Q15 x 2Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	663,898	80,959	26,487	(3,690)	714,679
Rio Grande do Sul	518,399	-	46,400	(440)	471,559
Rio de Janeiro	1,136,324	81,337	40,292	(782)	1,176,586
Bahia	1,278,855	-	69,660	(9,250)	1,199,945
Pernambuco	285,985	-	46,527	3,360	242,818
Minas Gerais	191,035	-	-	-	191,035
Total	4,074,495	162,296	229,366	(10,802)	3,996,623

In 2Q15, the Company acquired 4 new land plots with potential PSV of R$162.3 million, representing an acquisition cost of R$20.2 million. The acquisition was financed by 54% cash and 46% swap agreements.

New Model Update and Turnaround

During 2015, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife, with a total of 33 projects and a launched PSV of R$1,394.9 million to date. Below is a brief description of the performance of these projects, except for projects launched at the end of 2Q15.

It is worth noting that the Tenda segment has delivered 11 projects, totaling 3,539 units and R$467.5 million in PSV, all of them attaining the performance and profitability drivers established for the New Model.

Table 29. Tenda – New Model Monitoring 2013, 2014 and 2015

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo
Launch	mar/13	mar/13	may/13	jul/13	aug/13	nov/13	dec/13
State	SP	BA	SP	BA	SP	RJ	SP
Units	580	440	240	339	260	300	300
Total PSV (R$000)	67.8	45.9	33.1	37.9	40.9	40.4	48.0
Sales	580	436	240	334	260	290	299
% Sales	100%	99%	100%	99%	100%	97%	100%
SoS Avg (Month)	14%	6%	8%	5%	12%	6%	10%
Transferred	580	435	240	321	260	206	298
% Transferred (Sales)	100%	99%	100%	95%	100%	69%	99%
Work Progress	100%	100%	100%	100%	100%	100%	100%

	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto Abrantes	Monte Alegre	Pq. Santo André	Res. das Palmeiras	Terra Brasilis	Vila Atlântica	Reserva das Árvores
Launch	fev/14	mar/14	mar/14	apr/14	may/14	mai/14	aug/14	sep/14	oct/14	nov/14	dec/14	dec/14	dec/14	dez/14
State	BA	RJ	PE	SP	RJ	MG	RJ	BA	SP	SP	SP	BA	BA	RJ
Units	340	440	432	100	259	432	312	340	200	160	260	300	240	500
Total PSV (R$ 000)	42.4	63.8	58.8	16.4	38.6	60.4	49.6	41.7	31.0	28.8	41.6	36.8	30.6	72.8
Sales	335	412	417	96	140	336	252	295	193	150	250	153	182	229
% Sales	99%	94%	97%	96%	54%	78%	81%	87%	97%	94%	96%	51%	76%	46%
SoS Avg (Month)	5%	6%	7%	9%	4%	6%	7%	10%	13%	12%	15%	8%	13%	8%
Transferred	315	317	322	98	45	266	137	197	173	127	219	128	81	29
% Transferred (Sales)	93%	72%	75%	98%	17%	62%	44%	58%	87%	79%	84%	43%	34%	6%
Work Progress	100%	100%	68%	100%	15%	28%	88%	76%	100%	81%	49%	12%	52%	46%

	Res. das Orquídeas	Vera Cruz	Campo de Aviação 1	Jardins Itaquera	Laranjeiras	Viena F1	Vida Alegre F1	Flor de Liz	Vila Atlantica F2	Mar de Abrantes	Pq. Rio Maravilha F2	Praia da Jangada
Launch	jan/15	feb/15	feb/15	mar/15	mar/15	mar/15	abr/15	mai/15	jun/15	jun/15	jun/15	Jun/15
State	SP	RJ	PE	SP	SP	BA	RS	SP	BA	BA	RJ	PE
Units	280	220	304	200	220	440	320	180	200	360	280	352
Total PSV (R$ 000)	46.9	33.7	39.2	33.7	33.6	51.2	46.4	26.5	25.7	43.9	40.3	46.5
Sales	243	39	98	58	202	54	132	60	-	-	-	-
% Sales	87%	18%	32%	29%	92%	12%	41%	33%	-	-	-	-
SoS Avg (Month)	16%	4%	8%	8%	26%	4%	21%	17%	-	-	-	-
Transferred	215	0	49	26	129	29	54	20	-	-	-	-
% Transferred (Sales)	77%	0%	16%	13%	59%	7%	17%	11%	-	-	-	-
Work Progress	4%	2%	2%	2%	49%	2%	6%	4%	-	-	-	-

The run-off of legacy projects is on schedule and expected to be concluded in 2015, with all remaining units to be delivered within the coming months.

Financial Result

Revenues

Tenda’s net revenues in 2Q15 totaled R$243.1 million, an increase of 35.5% compared with 1Q15, demonstrating an increased volume of net sales as a result of the lower level of dissolutions in the period. As shown in the table below, revenues from new projects accounted for 73.3% of Tenda’s revenues in 2Q15, while revenues from older projects accounted for the remaining 26.7%.

Table 30. Tenda – Pre-Sales and Recognized Revenues (R$000)

		2Q15				2Q14
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2015	107,472	37.1%	24,904	10.2%	-	-	-	-
2014	144,079	49.7%	145,771	60.0%	42,641	23.5%	5,252	3.0%
2013	1,294	0.4%	7,566	3.1%	48,527	26.7%	63,510	35.9%
≤ 2012	37,101	12.8%	64,894	26.7%	90,561	49.8%	111,652	63.1%
Landbank Sale	-	0%	-	0%	-	-	(3,491)	-2.0%
Total	289,946	100%	243,137	100%	181,728	100.0%	176,923	100.0%
Legacy	37,101	12.8%	64,894	26.7%	90,561	49.8%	108,161	61.1%
New Model	252,845	87.2%	178,242	73.3%	91,167	50.2%	68,762	38.9%

Gross Profit & Margin

Gross profit in 2Q15 totaled R$68.3 million, compared to R$51.1 million in 1Q15, and R$45.8 million in the 2Q14. Gross margin for the quarter reached 28.1%, compared to 28.5% in 1Q15 and 25.9% in 2Q14. The year-over-year improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which are more profitable. Both the reduction in volume of older projects, with only two projects still under development (to be delivered in the coming months), and the increase in the number of projects launched under the New Model, contributed to the improved results.

Tenda’s adjusted gross margin ended 2Q15 at 30.1%, in line with the 30.0% recorded in 1Q15, and the 30.4% in 2Q14. During 6M15, Tenda’s adjusted gross margin was 30.1%, above 24.5% in 6M14.

The table below shows Tenda’s gross margin breakdown in 2Q15. It is worth noting that the gross margin for the first projects under Tenda’s New Business Model also benefits from the use of older land bank, resulting in increased profitability.

Table 31. Tenda – Gross Margin (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%
Gross Profit	68,275	51,053	34%	45,769	49%	119,328	54,227	120%
Gross Margin	28.1%	28.5%	-40 bps	25.9%	220 bps	28.2%	19.2%	900 bps
(-) Financial Costs	(5,010)	(2,747)	82%	(8,036)	-38%	(7,757)	(15,141)	-49%
Adjusted Gross Profit	73,285	53,800	36%	53,805	36%	127,085	69,368	83%
Adjusted Gross Margin	30.1%	30.0%	10 bps	30.4%	-30 bps	30.1%	24.5%	560 bps

Selling, General and Administrative Expenses (SG&A)

During 2Q15, selling, general and administrative expenses totaled R$39.3 million, a 41.2% decrease compared to R$27.8 million in 1Q15, and stable y-o-y. In 6M15, SG&A totaled R$67.1 million, a 4.8% reduction from 6Q14

Selling expenses totaled R$17.7 million in 2Q15, a 20.4% increase y-o-y and a 35.6% increase q-o-q, due to the ongoing expansion in launch volume and gross sales of the Tenda segment. In 6M15, selling expenses increased 16.0% year-over-year to R$ 30.7 million.

In regards to G&A expenses, there was a reduction of 13.6% y-o-y and an increase of 46.1% q-o-q. This was mainly driven by the reversal of the residual balance of the Profit Sharing provision of R$5.6 million, which was accrued during 2014 and reversed in 1Q15. YTD, general and administrative expenses totaled R$36.4 million, 17.3% below the R$ 44.0 million recorded in 6M14.

Another step taken by the Tenda segment to improve its operational and financial cycle is a reduction in the cost structure to a level more compatible with the current stage of the Company’s business model, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Selling Expenses	17,659	13,021	36%	14,668	20%	30,680	26,455	16%
General & Admin Expenses	21,604	14,783	46%	25,012	-14%	36,387	43,982	-17%
Total SG&A Expenses	39,263	27,804	41%	39,680	-1%	67,067	70,437	-5%
Launches	229,366	238,354	-4%	99,011	132%	467,720	280,456	67%
Net Pre-Sales	289,946	243,537	19%	181,728	60%	533,483	233,495	128%
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%

Other Operating Revenues/ Expenses totaled R$11.7 million, a decrease of 22.0% compared to the 2Q14 and an increase of 131.9% compared to 1Q15, mainly due to the write-off of assets related to the revision work of Tenda’s legal deposits. The table below contains details on the breakdown of this expense.

Table 33. Tenda Segment – Other Revenues/Operating Expenses (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Litigation Expenses	(4,796)	(6,105)	-21%	(14,981)	-68%	(10,901)	(25,127)	-57%
Other	(6,877)	1,071	-742%	13	-53,000%	(5,806)	156	-3,822%
Total	(11,673)	(5,034)	132%	(14,968)	-22%	(16,707)	(24,971)	-33%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. The Company expects to see a reduction in the volume of such expenses over the coming years based on the delivery of the final legacy projects over the coming months and the increased contribution of New Model projects demonstrating strong operational performance.

Adjusted EBITDA

Adjusted EBITDA was positive R$15.2 million in 2Q15, compared to negative R$1.9 million last year and positive R$21.1 million in 1Q15, impacted by higher selling, general and administrative expenses, and also by an increase in other operating expenses q-o-q, due to non-recurring adjustments. In the first half, adjusted EBITDA was positive R$36.3 million against a negative result of R$26.8 million in the previous year.

The increasing participation of projects under the New Model in Tenda’s revenue mix, due to the conclusion of old projects and increase in launches since 2013, has resulted in improved gross margins in recent quarters. Combined with the better performance of and efficiencies in Tenda’s cost structure, this resulted in a significant increase in EBITDA in the Tenda segment during the period.

Adjusted EBITDA margin reached 6.3% in 2Q15 and 8.6% in 1H15.

Table 34. Tenda – Adjusted EBITDA (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Net (Loss) Profit	20,035	11,446	75%	(17,983)	211%	31,481	(55,443)	157%
(+) Financial Results	(5,651)	(1,528)	270%	(1,333)	324%	(7,179)	(1,243)	478%
(+) Income taxes	(6,032)	4,810	-225%	4,464	-235%	(1,222)	7,039	-117%
(+) Depreciation & Amortization	3,482	3,390	3%	4,666	-25%	6,872	7.482	-8%
(+) Capitalized interests	5,010	2,747	82%	8,036	-38%	7,757	15,141	-49%
(+) Expenses with Stock Option Plan	533	527	1%	6	8,783%	1,061	25	4,144%
(+) Minority Shareholders	(2,156)	(278)	676%	237	-1,010%	(2,434)	179	-1,460%
Adjusted EBITDA	15,221	21,114	-28%	(1,907)	898%	36,335	(26,820)	235%
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%
Adjusted EBITDA Margin	6.3%	11.8%	-550 bps	-1.1%	740 bps	8.6%	-9.5%	1,810 bps

11) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$99.0 million in 2Q15. The consolidated margin for the quarter was 41.7%.

Table 35. Results to be recognized (REF) (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)
Revenues to be recognized	237.309	188.447	26%	207.912	14%
Costs to be recognized (units sold)	(138.261)	(114.973)	20%	(146.349)	-6%
Results to be Recognized	99.048	73.474	35%	61.563	61%
Backlog Margin	41,7%	39,0%	270 bps	29,6%	1.210 bps

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On June 30, 2015, cash and cash equivalents, and securities, totaled R$876.8 billion.

Accounts Receivable

At the end of the 2Q15, total consolidated accounts receivable decreased 20.7% y-o-y to R$2.8 billion, and remained stable compared to 1Q15. The Gafisa and Tenda segments have approximately R$524.5 million in accounts receivable from finished units, out of which R$226.7 million is currently being transferred to financial institutions.

Table 36. Total Receivables (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y(%)
Receivables from developments (off balance sheet)	935,530	965,855	-3%	1,563,052	-40%
Receivables from PoC – ST (on balance sheet)	1,464,279	1,476,007	-1%	1,709,718	-14%
Receivables from PoC – LT (on balance sheet)	450,243	417,746	8%	322,356	40%
Total	2,850,052	2,859,608	0%	3,595,126	-21%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$13.1 million in 2Q15. The Gafisa segment contributed cash generation of R$7.4 million, considering the impact of the bonus payment and profit sharing from the prior year, which is always verified during the second half of the year. It was also impacted by slightly lower transfer volumes compared to the prior quarter, resulting from the delivery of more corporate projects in this semester. The volume of transferring/receiving process of units sold to financing agents reached R$169.8 million during the period, and R$367.8 million YTD. The Tenda segment generated R$5.7 million in cash, with R$180.7 million transferred in 2Q15 and R$285.0 million in 6M15. In 1H15, the Company generated operating cash of R$19.4 million.

While consolidated operating cash generation reached R$13.1 million, the Company ended 2Q15 with operating cash consumption of R$28.1 million, and consumption of R$97.8 million in 1H15. It is worth highlighting that this result does not include the R$22.1 million used in the share buyback program during the quarter.

Table 37. Cash Generation (R$000)

	4Q14*	1Q15	2Q15
Availabilities	1,157,254	1,116,169	876,813
Change in Availabilities(1)		(41,085)	(239,356)
Total Debt + Investor Obligations	2,597,554	2,651,383	2,440,095
Change in Total Debt + Inventor Obligations (2)		53,829	(211,288)
Other Investments	426,509	208,740	208,740
Change in Other Investments (3)		25,162	-
Cash Generation in the period (1) - (2) + (3)		(69,753)	(28,068)
Cash Generation Final		(69,753)	(97,821)

*The 4Q14 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

Liquidity

At the end of June 2015, the Company’s Net Debt/Equity ratio reached 50.4%, stable compared to 50.0% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 11.7%.

The Company's consolidated gross debt reached R$2.4 billion at the end of 2Q15, a decrease of 7.8% compared to 1Q15 and 9.0% y-o-y. In the 2Q15, the Company amortized R$411.3 million in debt, of which R$269.5 million was project finance and R$141.8 million was corporate debt. However, around R$122.7 million was released, allowing for a net amortization of R$284.5 million. For the 6M15, approximately 55.5% of gross debt with maturity scheduled for 2015 was amortized. During the first half, new releases of R$275.8 million were held, of which R$220.8 million comprised project debt and R$55 million corporate debt, thus allowing for a net amortization in the first six months of R$ 313.0 million.

Table 38. Debt and Investor Obligations (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y(%)
Debentures – FGTS (A)	784,992	914,209	-14%	925,850	-15%
Debentures – Working Capital (B)	360,025	356,359	1%	310,052	16%
Project Financing SFH – (C)	1,142,459	1,103,283	4%	1,012,618	13%
Working Capital (D)	145,324	264,102	-45%	424,669	-66%
Total (A)+(B)+(C)+(D) = (E)	2,432,800	2,637,953	-8%	2,673,189	-9%
Investor Obligations (F)	7,296	13,430	-46%	14,662	-50%
Total Debt (E)+(F) = (G)	2,440,096	2,651,383	-8%	2,687,851	-9%
Cash and Availabilities (H)	876,813	1,116,168	-21%	1,279,568	-31%
Net Debt (G)-(H) = (I)	1,563,283	1,535,215	2%	1,408,283	11%
Equity + Minority Shareholders (J)	3,099,492	3,070,891	1%	3,138,131	-1%
(Net Debt) / (Equity) (I)/(J) = (K)	50.4%	50.0%	40 bps	44.9%	550 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-11.7%	-15.7%	-400 bps	-16.9%	-520 bps

The Company ended the second quarter of 2015 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 72.5% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 13.49% p.y., or 99.38% of the CDI.

Table 39. Debt Maturity (R$000)

(R$ 000)	Average Cost (p.y.)	Total	Until Jun/16	Until Jun/17	Until Jun/18	Until Jun/19	After Jun/19
Debentures - FGTS (A)	TR + 9.08% - 9.8247%	784,992	310,659	324,555	149,778	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	360,025	165,769	26,694	64,402	83,886	19,274
Project Financing SFH (C)	TR + 8.30% - 11.00% / 117.0% CDI / 12.87%	1,142,459	465,997	520,337	117,590	36,542	1,993
Working Capital (D)	CDI + 2.20% / 117.9% CDI	145,324	124,326	20,998	-	-	-
Total (A)+(B)+(C)+(D) = (E)		2,432,800	1,066,751	892,584	331,770	120,428	21,267
Investor Obligations (F)	CDI + 0.59%	7,296	5,016	2,280	-	-	-
Total Debt (E)+(F) = (G)		2,440,096	1,071,767	894,864	331,770	120,428	21,267
% Total Maturity per period		-	43.9%	36.7%	13.6%	4.9%	0.9%
Volume of maturity of Project finance as % of total debt ((A)+ (C))/ (G)		-	72.5%	94.4%	80.6%	30.3%	9.4%
Volume of maturity of Corporate debt as % of total debt ((B)+(D) + (F))/ (G)		-	27.5%	5.6%	19.4%	69.7%	90.6%
Ratio Corporate Debt / Mortgages		21.0% / 79.0%	-	-	-	-	-

Financial Result

Revenue

On a consolidated basis, net revenue in the 2Q15 totaled R$591.5 million, up 13.9% over the 1Q15 and up 2.9% from 2Q14. In the quarter, the Gafisa segment represented 58.9% of consolidated revenues, while Tenda accounted for the remaining 41.1%. In 6M15, consolidated net revenue reached R$1.1 billion, in line with previous year.

Gross Profit & Margin

Gross profit in 2Q15 was R$158.5 million, compared to R$149.2 million in 1Q15, and R$164.9 million in the prior year quarter. Gross margin for the quarter reached 26.8%, a decline when compared to prior periods.

Adjusted gross profit reached R$200.4 million, with a margin of 33.9%, compared to 34.5% in the 1Q15 and 35.7% in the previous year. Supported by stable results in the Gafisa segment, and the higher volume and consolidation of Tenda’s New Business Model operations, the Company has been able to maintain its adjusted gross margin at a healthy level throughout the past few quarters.

The gross margin has improved during the last two years as Gafisa and Tenda legacy projects have been concluded, reducing their impact on the Company’s results. At the same time, the contribution of more profitable projects launched in core markets and under the Tenda segment’s New Model has increased during recent quarters.

Table 40. Gafisa Group – Gross Margin (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Gross Profit	158,543	149,200	6%	164,904	-4%	307,743	262,252	17%
Gross Margin	26.8%	28.7%	-190 bps	28.7%	-190 bps	27.7%	26.0%	170 bps
(-) Financial Costs	(41,843)	(30,102)	39%	(40,357)	4%	(71,945)	(75,102)	-4%
Adjusted Gross Profit	200,386	179,302	12%	205,261	-2%	379,688	337,354	12%
Adjusted Gross Margin	33.9%	34.5%	-60 bps	35.7%	-180 bps	34.2%	33.5%	70 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$89.7 million in 2Q15, up 26.7% q-o-q, due to the higher volume of launches and gross sales in the period, resulting in higher marketing expenses. Compared to the 2Q14, there was a 9.9% reduction. In the 6M15, selling, general and administrative expenses totaled R$160.5 million, 11.7% lower than 1H14.

Table 41. Gafisa Group – SG&A Expenses (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Selling Expenses	40,635	27,113	50%	43,093	-6%	67,748	73,875	-8%
General and Admin Expenses	49,070	43,670	12%	56,418	-13%	92,738	107,837	-14%
Total SG&A Expenses	89,705	70,783	27%	99,511	-10%	160,486	181,712	-12%
Launches	481,951	313,581	54%	413,744	16%	795,532	949,123	-16%
Net Pre-Sales	532,131	423,344	26%	433,018	23%	955,475	672,341	42%
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%

Given the substantial decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

The Other Operating Revenues/ Expenses line totaled an expense of R$33.1 million, down 1.5% compared to the 1Q15, and up 15.9% compared to the previous year. In 6M15, this line reached R$66.6 million.

The table below contains more details on the breakdown of this expense.

Table 42. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Litigation expenses	(29,418)	(26,070)	13%	(25,648)	15%	(55,488)	(51,796)	7%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	-	-	(13,863)	-	-	(13,863)	-
Other	(3,633)	(7,485)	-51%	192	-1,992%	(11,118)	348	-3,295%
Total	(33,051)	(33,555)	-2%	(39,319)	-16%	(66,606)	(65,311)	2%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$72.8 million in 2Q15, down from R$96.4 million in 1Q15 and R$89.8 million in the prior-year period. Consolidated adjusted EBITDA margin using the same criteria was 12.3%, compared with a 15.6% margin reported in the previous year and 18.6% reported in 1Q15. In 6M15, consolidated EBITDA reached R$169.2 million, with a 15.2% margin.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net (Loss) Profit	28,487	31,651	-10%	(851)	3,447%	60,137	(40,642)	248%
(+) Financial Results	(2,685)	8,216	-133%	3,072	-187%	5,531	10,986	-50%
(+) Income taxes	(5,754)	12,160	-147%	11,672	-149%	6,406	18,269	-65%
(+) Depreciation & Amortization	11,561	11,669	-1%	15,977	-28%	23,230	29,999	-23%
(+) Capitalized interests	41,843	30,102	39%	40,357	4%	71,945	75,102	-4%
(+) Expenses with Stock Option Plan	2,383	2,617	-9%	20,815	-89%	5,001	24,404	-80%
(+) Minority Shareholders	(3,004)	(50)	-5,908%	(1,204)	-150%	(3,055)	(1,810)	-69%
Adjusted EBITDA	72,831	96,363	-24%	89,838	-19%	169,194	116,308	45%
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Adjusted EBITDA Margin	12.3%	18.6%	-630 bps	15.6%	-330 bps	15.2%	11.5%	370 bps

1) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

Depreciation and Amortization

Depreciation and amortization in the 2Q15 reached R$11.6 million, stable compared to 1Q15 and down 27.6% compared to R$16.0 million recorded in 2Q14, due to the lower expense from the depreciation of sales booths, used by developers to market projects, in the period. In 1H15, this line totaled R$23.2 million compared to R$30.0 million reported in the previous year.

Financial Results

Net financial result was positive R$2.7 million in the 2Q15, higher than a negative result of R$3.1 million in 1Q15. Financial revenues totaled R$44.3 million, a 16.6% y-o-y increase due to the higher annual interest rate registered in the period. Financial expenses reached R$41.6 million, compared to R$41.0 million in 2Q14, impacted by the decrease in the level of gross indebtness in the period. YTD, the net financial result was negative
R$ 5.5 million, compared to a net loss of R$ 11.0 million in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 2Q15 amounted to a credit of R$5.8 million, due to the constitution of deferred income tax in the amount of R$8.9 million in a subsidiary. In the first half, income tax and social contribution totaled R$6.4 million.

Net Income

Gafisa Group ended the 2Q15 with a net profit of R$28.5 million. Excluding the equity income from AUSA, the Company recorded net income of R$23.3 million in the quarter, compared to a net loss of R$9.2 million recorded in 2Q14 and R$14.7 million in 1Q15. In 6M15, net income was positive R$ 60.1 million, including Alphaville’s equity income, compared to a net loss of R$ 40.6 million in the same period last year.

Table 44. Consolidated – Net Income (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Gross Profit	158,543	149,200	6%	164,904	-4%	307,743	262,252	17%
Gross Margin	26.8%	28.7%	-190 bps	28.7%	-190 bps	27.7%	26.0%	170 bps
Adjusted Gross Profit[1]	200,386	179,302	12%	205,261	-2%	379,688	337,354	13%
Adjusted Gross Margin[1]	33.9%	34.5%	-60 bps	35.7%	-180 bps	34.2%	33.5%	70 bps
Adjusted EBITDA[2]	72,831	96,363	-24%	89,838	-19%	169,194	116,308	45%
Adjusted EBITDA Margin	12.3%	18.6%	-630 bps	15.6%	-330 bps	15.2%	11.5%	370 bps
Net Income (ex- the sale of AUSA)	28,487	31,651	-10%	(851)	-3.447%	60,137	(40,642)	248%
( - ) Alphaville Equity Income	(5,210)	(16,960)	-69%	(8,392)	-38%	(22,170)	(4,965)	347%
Net Income (ex- AUSA Sale and Equity Income)	23,277	14,691	58%	(9,243)	352%	37,967	(45,607)	183%

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$364.2 million in the 2Q15. The consolidated margin for the quarter was 40.4%.

Table 45. Gafisa Group – Results to be recognized (REF) (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y(%)
Revenues to be recognized	901,383	930,601	-3%	1,506,001	-40%
Costs to be recognized (units sold)	(537,145)	(563,034)	-5%	(974,077)	-45%
Results to be Recognized	364,238	367,567	-1%	531,924	-32%
Backlog Margin	40.4%	39.5%	90 bps	35.3%	510 bps

Alphaville net revenues reached R$ 507 million in 6M15

São Paulo, August 7th, 2015 – Alphaville Urbanismo SA releases its results for the 2nd quarter of the year (2Q and 6M).

Financial Results

In the second quarter of 2015, net revenues were R$ 267 million, 22.1% above the same period of 2014 and 11.6% higher than 1Q15. Net income was R$ 17 million, 33.2% lower than 2Q14 and 50.7% lower than the previous quarter.

	2Q15	2Q14		1Q15
		R$	∆	R$	∆
Net Revenue	267	219	22.1%	240	11.6%
Net Income	17	26	-33.2%	35	-50.7%
Margin	6%	12%		15%

In the first six months of the year, net revenues totaled R$ 507 million, 36.7% higher than 6M14. Net profit in the quarter was R$ 53 million, representing an increase 209.4% million considering 2Q14.

	6M15	6M14
		R$	∆
Net Revenue	507	371	36.7%
Net Income	53	17	209.4%
Margin	10%	5%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

Financial Statements Gafisa Segment

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	-5%
Operating Costs	(258,124)	(241,911)	7%	(278,772)	-7%	(500,035)	(516,632)	-3%
Gross Profit	90,268	98,147	-8%	119,135	-24%	188,415	208,025	-9%
Gross Margin	25.9%	28.9%	-300 bps	29.9%	-400 bps	27.4%	28.7%	-130 bps
Operating Expenses	(79,420)	(60,622)	63%	(91,831)	-14%	(140,040)	(171,752)	-18%
Selling Expenses	(22,976)	(14,092)	63%	(28,425)	-19%	(37,068)	(47,420)	-22%
General and Administrative Expenses	(27,466)	(28,885)	-5%	(31,406)	-13%	(56,351)	(63,855)	-12%
Other Operating Revenues/Expenses	(21,378)	(28,521)	-25%	(24,351)	-12%	(49,899)	(40,340)	24%
Depreciation and Amortization	(8,079)	(8,279)	-2%	(11,311)	-29%	(16,358)	(22,517)	-27%
Equity income	479	19,157	-97%	3,662	-87%	19,636	2,380	725%
Operational Result	10,848	37,527	-71%	27,304	-60%	48,375	36,273	33%
Financial Income	19,978	19,277	4%	24,160	-17%	39,255	55,320	-29%
Financial Expenses	(22,944)	(29,021)	-21%	(28,565)	-20%	(51,965)	(67,549)	-23%
Net Income Before Taxes on Income	7,882	27,783	-72%	22,899	-66%	35,665	24,044	48%
Deferred Taxes	(1,028)	(2,012)	256%	(91)	7762%	(3,866)	(383)	909%
Income Tax and Social Contribution	750	(5,338)	-229%	(7,117)	-197%	(3,762)	(10,847)	-65%
Net Income After Taxes on Income	7,604	20,433	-63%	15,691	-52%	28,037	12,814	119%
Minority Shareholders	(848)	228	-472%	(1,441)	-41%	(619)	(1,989)	-69%
Net Income	8,452	20,205	-58%	17,132	-51%	28,656	14,803	94%

Financial Statements Tenda Segment

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%
Operating Costs	(174,862)	(128,390)	36%	(131,154)	33%	(303,252)	(228,647)	33%
Gross Profit	68,275	51,053	34%	45,769	49%	119,328	54,227	120%
Gross Margin	28.1%	28.5%	-40 bps	25.9%	220 bps	28.2%	19.2%	900 bps
Operating Expenses	(62,079)	(36,603)	70%	(60,384)	3%	(98,682)	(103,695)	-5%
Selling Expenses	(17,659)	(13,021)	36%	(14,668)	20%	(30,680)	(26,455)	16%
General and Administrative Expenses	(21,604)	(14,783)	46%	(25,012)	-14%	(36,387)	(43,982)	-17%
Other Operating Revenues/Expenses	(11,673)	(5,034)	132%	(14,968)	-22%	(16,707)	(24,971)	-33%
Depreciation and Amortization	(3,482)	(3,390)	3%	(4,666)	-25%	(6,872)	(7,482)	-8%
Equity income	(7,661)	(375)	1943%	(1,070)	616%	(8,036)	(805)	898%
Operational Result	6,196	14,450	-57%	(14,615)	-142%	20,646	(49,468)	-142%
Financial Income	24,292	13,335	82%	13,805	76%	37,627	26,841	40%
Financial Expenses	(18,641)	(11,807)	58%	(12,472)	49%	(30,448)	(25,598)	19%
Net Income Before Taxes on Income	11,847	15,978	-26%	(13,282)	-189%	27,825	(48,225)	-158%
Deferred Taxes	7,154	(3,288)	-318%	(1,771)	-504%	3,866	(1,012)	-482%
Income Tax and Social Contribution	(1,122)	(1,522)	-26%	(2,693)	-58%	(2,644)	(6,027)	-56%
Net Income After Taxes on Income	17,879	11,168	60%	(17,746)	-201%	29,047	(55,264)	-153%
Minority Shareholders	(2,156)	(278)	676%	237	-1.010%	(2,434)	179	1.460%
Net Income	20,035	11,446	75%	(17,983)	-211%	31,481	(55,443)	-157%

Consolidated Financial Statements

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Operating Costs	(432,986)	(370,301)	17%	(409,926)	6%	(803,287)	(745,279)	8%
Gross Profit	158,543	149,200	6%	164,904	-4%	307,743	262,252	17%
Gross Margin	26.8%	28.7%	-190 bps	28.7%	-190 bps	27.7%	26.0%	170 bps
Operating Expenses	(141,499)	(97,225)	46%	(152,215)	-7%	(238,722)	(275,447)	-13%
Selling Expenses	(40,635)	(27,113)	50%	(43,093)	-6%	(67,748)	(73,875)	-8%
General and Administrative Expenses	(49,070)	(43,668)	12%	(56,418)	-13%	(92,738)	(107,837)	-14%
Other Operating Revenues/Expenses	(33,051)	(33,555)	-2%	(39,319)	-16%	(66,606)	(65,311)	2%
Depreciation and Amortization	(11,561)	(11,669)	-1%	(15,977)	-28%	(23,230)	(29,999)	-23%
Equity pickup	(7,182)	18,782	-138%	2,592	-377%	11,600	1,575	637%
Operational Result	17,044	51,977	-67%	12,689	34%	69,021	(13,195)	-623%
Financial Income	44,270	32,612	36%	37,965	17%	76,882	82,161	-6%
Financial Expenses	(41,585)	(40,828)	2%	(41,037)	1%	(82,413)	(93,147)	-12%
Net Income Before Taxes on Income	19,729	43,761	-55%	9,617	105%	63,490	(24,181)	-363%
Deferred Taxes	6,126	(5,300)	-100%	(1,862)	-100%	826	(1,395)	-100%
Income Tax and Social Contribution	(372)	(6,860)	-184%	(9,810)	-159%	(7,232)	(16,874)	-62%
Net Income After Taxes on Income	25,483	31,601	-19%	(2,055)	-1,340%	57,084	(42,450)	-234%
Minority Shareholders	(3,004)	(50)	5,908%	(1,204)	150%	(3,053)	(1,810)	69%
Net Result	28,487	31,651	-10%	(851)	-3,447%	60,137	(40,640)	-248%

Balance Sheet Gafisa Segment

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	541,684	680,412	-20%	661,449	-18%
Receivables from clients	1,030,823	1,074,721	-4%	1,285,496	-20%
Properties for sale	1,133,046	1,225,675	-8%	1,050,259	8%
Other accounts receivable	225,848	199,545	13%	256,083	-12%
Deferred selling expenses	4,406	8,584	-49%	19,024	0%
Land for sale	6,074	6,074	0%	7,747	-22%
	2,941,881	3,195,011	-8%	3,280,058	-10%

Long-term Assets
Receivables from clients	410,855	384,928	7%	298,596	38%
Properties for sale	715,740	572,410	25%	467,708	53%
Other	171,972	163,184	5%	221,212	-22%
	1,298,567	1,120,522	16%	987,516	31%
Intangible	60,195	59,949	0%	63,149	-5%
Investments	1,963,775	1,947,616	1%	1,989,855	-1%

Total Assets	6,264,418	6,323,098	-1%	6,320,578	-1%

Current Liabilities
Loans and financing	582,668	537,032	8%	548,548	6%
Debentures	268,943	329,876	-18%	254,466	6%
Obligations for purchase of land and clients	228,010	274,886	-1%	293,195	-7%
Materials and service suppliers	76,943	81,459	-6%	55,888	38%
Taxes and contributions	60,640	65,117	-7%	59,857	1%
Investor Obligations	5,016	8,717	-42%	7,517	-33%
Other	433,116	395,181	10%	364,314	19%
	1,655,336	1,692,268	0%	1,583,785	7%

Long-term Liabilities
Loans and financings	668,119	796,607	-16%	756,049	-12%
Debentures	568,589	541,712	5%	582,508	-2%
Obligations for purchase of land and clients	117,839	61,234	21%	66,983	11%
Deferred taxes	28,589	27,560	4%	44,667	-36%
Provision for contingencies	75,190	75,190	0%	67,745	11%
Investor Obligations	4,713	4,713	0%	7,145	-34%
Other	45,109	53,911	-16%	74,555	-39%
	1,508,148	1,560,927	-6%	1,599,652	-8%

Shareholders' Equity
Shareholders' Equity	3,097,879	3,066,949	1%	3,116,181	-1%
Minority Shareholders	3,055	2,954	3%	20,960	-85%
	3,100,934	3,069,903	1%	3,137,141	-1%
Total Liabilities and Shareholders' Equity	6,264,418	6,323,098	-1%	6,320,578	-1%

Balance Sheet Tenda Segment

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	335,129	435,756	-23%	618,118	-46%
Receivables from clients	433,456	401,285	8%	424,221	2%
Properties for sale	487,252	563,291	-13%	527,646	-8%
Other accounts receivable	132,872	117,337	13%	131,917	1%
Land for sale	117,452	107,415	9%	98,564	19%
	1,506,161	1,625,084	-7%	1,800,466	-16%

Long-term Assets
Receivables from clients	39,388	32,818	20%	23,760	66%
Properties for sale	179,759	196,378	-8%	110,772	62%
Other	64,441	72,751	-11%	86,016	-25%
	283,588	301,947	-6%	220,549	29%
Intangible	38,018	33,935	12%	39,429	-4%
Investments	155,891	188,315	-17%	193,544	-19%

Total Assets	1,983,658	2,149,281	-8%	2,253,987	-12%

Current Liabilities
Loans and financing	7,655	9,084	-16%	74,395	-90%
Debentures	207,485	198,979	4%	98,928	110%
Obligations for purchase of land and clients	158,181	223,977	-29%	71,442	121%
Materials and service suppliers	32,074	20,932	53%	20,732	55%
Taxes and contributions	73,227	71,763	2%	90,748	-19%
Other	94,995	168,783	-44%	317,403	-70%
	573,617	693,518	-17%	673,648	-15%

Long-term Liabilities
Loans and financings	29,341	24,663	19%	58,295	-50%
Debentures	100,000	200,000	-50%	300,000	-67%
Obligations for purchase of land and clients	57,809	14,824	290%	3,175	1,721%
Deferred taxes	4,493	11,603	-61%	10,643	-58%
Provision for contingencies	57,707	68,154	-15%	65,783	-12%
Other	35,695	29,935	19%	67,853	-47%
	285,045	349,179	-18%	505,749	-44%

Shareholders' Equity
Shareholders' Equity	1,091,018	1,070,450	2%	1,049,799	4%
Minority Shareholders	33,978	36,134	-6%	24,791	37%
	1,124,996	1,106,584	2%	1,074,590	5%
Total Liabilities and Shareholders' Equity	1,983,658	2,149,281	-8%	2,253,987	-12%

Consolidated Balance Sheets

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	876,813	1,116,168	-21%	1,279,568	-31%
Receivables from clients	1,464,279	1,476,007	-1%	1,709,718	-14%
Properties for sale	1,620,297	1,788,967	-9%	1,684,216	3%
Other accounts receivable	322,469	295,846	9%	217,263	48%
Prepaid expenses and others	10,293	15,322	-33%	26,223	-61%
Land for sale	123,526	113,489	9%	-	16%
	4,417,677	4,805,799	-8%	4,916,988	-10%

Long-term Assets
Receivables from clients	450,243	417,746	8%	322,356	40%
Properties for sale	895,500	768,789	16%	578,480	55%
Other	221,448	220,969	0%	292,260	-24%
	1,567,191	1,407,504	11%	1,193,096	31%
Intangible	123,689	119,360	4%	145,657	-15%
Investments	963,989	1,001,235	-4%	1,032,662	-7%

Total Assets	7,072,546	7,333,898	-4%	7,288,403	-3%

Current Liabilities
Loans and financing	590,323	546,115	8%	622,942	-5%
Debentures	476,428	528,856	-10%	353,394	35%
Obligations for purchase of land and clients	386,192	498,857	-14%	364,637	18%
Materials and service suppliers	109,017	102,391	6%	76,619	42%
Taxes and contributions	107,483	110,933	-3%	117,728	-9%
Investor Obligations	5,016	8,717	-42%	7,517	-33%
Other	524,128	575,615	-9%	551,057	-5%
	2,198,587	2,371,484	-5%	2,093,894	7%

Long-term Liabilities
Loans and financings	697,460	821,270	-15%	814,345	-14%
Debentures	668,589	741,712	-10%	882,508	-24%
Obligations for purchase of land and clients	175,649	76,059	73%	70,158	88%
Deferred taxes	33,081	39,164	-16%	55,310	-40%
Provision for contingencies	139,208	143,990	-3%	133,528	4%
Investor Obligations	2,280	4,713	-52%	7,145	-68%
Other	58,200	64,615	-10%	93,384	-38%
	1,774,467	1,891,523	-8%	2,056,378	-16%

Shareholders' Equity
Shareholders' Equity	3,097,881	3,066,952	1%	3,116,182	-1%
Minority Shareholders	1,611	3,939	-59%	21,949	-93%
	3,099,492	3,070,891	1%	3,138,131	-1%
Liabilities and Shareholders' Equity	7,072,546	7,333,898	-4%	7,288,403	-3%

Cash Flow

	2Q15	2Q14	6M15	6M14
Income Before Taxes on Income	19,729	9,617	63,490	(24,181)
Expenses (income) not affecting working capital	91,830	114,614	136,363	179,067
Depreciation and amortization	11,561	15,977	23,230	29,999
Impairment allowance	4,375	2,673	4,375	379
Expense on stock option plan	2,383	20,816	5,001	24,405
Penalty fee over delayed projects	1,136	(63)	(943)	(675)
Unrealized interest and charges. net	21,249	46,668	37,663	70,624
Equity pickup	7,182	(2,592)	(11,600)	(1,575)
Disposal of fixed asset	842	482	1,058	2,197
Warranty provision	1,904	(7,479)	8,829	(10,957)
Provision for contingencies	29,418	25,647	55,488	51,796
Profit sharing provision	9,124	11,636	12,038	16,425
Allowance (reversal) for doubtful debts	(1,122)	1,280	(805)	(3,306)
Writeoff of Investments	2,188	-	(2,317)	-
Profit / Loss from financial instruments	1,590	(431)	4,346	(245)
Clients	(12,739)	365	(78,034)	179,022
Properties for sale	14,566	(4,291)	(43,117)	(81,378)
Other receivables	(26,134)	(10,634)	(11,403)	(2,398)
Deferred selling expenses and pre-paid expenses	5,030	4,107	5,150	8,964
Obligations on land purchases	(13,082)	(8,219)	(29,902)	(53,554)
Taxes and contributions	(3,450)	(4,816)	(6,941)	(31,088)
Accounts payable	6,627	(61,917)	13,886	(2,723)
Salaries. payroll charges and bonus provision	(21,686)	(44,962)	(17,397)	(45,826)
Other accounts payable	(49,627)	13,460	(61,512)	(29,995)
Current account operations	(11,536)	(18,699)	(10,022)	(51,270)
Paid taxes	5,754	-	(6,406)	(84,682)
Cash used in operating activities	5,282	(11,375)	(45,845)	(40,042)
Investments activities
Purchase of property and equipment	(16,732)	(22,390)	(22,383)	(35,128)
Redemption of securities. restricted securities and loans	952,732	1,428,966	2,133,082	2,544,749
Investments in marketable securities. restricted securities	(783,891)	(1,199,724)	(1,808,307)	(1,880,258)
Investments increase	(787)	9,934	(962)	4,420
Dividends receivables	-	57,676	-	60,301
Cash used in investing activities	151,322	274,262	301,430	694,084
Financing activities
Contributions from venture partners	(6,134)	(8,554)	(3,734)	(109,018)
Increase in loans and financing	182,351	203,522	382,672	378,913
Repayment of loans and financing	(408,754)	(520,835)	(574,060)	(835,874)
Stock repurchase	-	(3,186)	(22,135)	(51,354)
Dividend payments	-	-	-	(117,125)
Mutual Operations	4,825	4,642	5,412	(6,598)
Sale of treasury shares	1,811	13,480	1,810	13,480
Result from the sale of treasury shares	(1,217)	(6,570)	(1,216)	(6,570)
Net cash provided by financing activities	(227,118)	(317,501)	(211,251)	(734,146)
Net increase (decrease) in cash and cash equivalents	(70,514)	(54,414)	44,334	(80,104)
At the beginning of the period	224,743	189,503	109,895	215,193
At the end of the period	154,229	135,089	154,229	135,089
Net increase (decrease) in cash and cash equivalents	(70,514)	(54,414)	44,334	(80,104)

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to  growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil.   Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the  upper-middle and upper class segments  through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And,, it participates through its  30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information-Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share the structures and the corresponding corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On April 29, 2015, following the material fact of February 7, 2014, the Company disclosed a new material fact informing to its shareholders and the market that the works for the potential separation of the business units Gafisa and Tenda continue to be carried out, aiming at fulfilling the conditions considered necessary for its implementation. However, in view of the fact that the process for defining the capital structure is still in progress, and taking into account that this definition is a required step towards the separation process, it is not yet possible to estimate a term for completing the potential separation, the process may be extended to 2016.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information-Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On August 7, 2015, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and has authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2014. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2014.

The individual quarterly information, identified as “Company”, has been prepared according to the accounting practices adopted in Brazil and the standards issued by the Accounting Pronouncements Committee (CPCs) and are disclosed together with the consolidated quarterly information.

The individual quarterly information of the Company is not considered to be in compliance with the IFRS, once it considers the capitalization of interest on qualifiable assets of investees in the separate quarterly information of the Company. Due to the fact that there is no difference between the consolidated equity and profit or loss attributable to the shareholders of the Company, according to the consolidated quarterly information prepared in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB)), and the accounting practices adopted in Brazil, and the equity and profit or loss of the Company according to the individual information prepared in accordance with the accounting practices adopted in Brazil, the Company opted for presenting these individual and consolidated information in only one set.

The quarterly information of the Company has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated quarterly information is specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information-Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

The quarterly information has been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all of its debt covenants at the date of issue of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2014.

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2014.

3. Pronouncements (new or revised) and interpretation adopted from January 1, 2015 and new and revised standards and interpretation already issued and not yet adopted

IFRS 15 – Revenue from contracts with customers: the Company is still evaluating the effects of the IFRS 15 on its Financial Statements and has not yet completed its analyses thus far, not being able to assess the impact of the adoption of this standard.

On July 22, 2015, the International Accounting Standards Board (IASB) disclosed the deferral for one year of the effective date for adopting the IFRS 15 to January 1, 2018.

There is no other standard and interpretation that was issued and not yet adopted that could, on the Management’s opinion, have significant impact on the profit or loss for the period or equity disclosed by the Company.

The other explanations regarding the pronouncement and interpretation revisions and issues did not have significant changes in relation to those reported in Note 3 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information-Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Cash and banks	28,080	24,501	138,839	85,059
Securities purchased under resale agreements (a)	4,964	9,291	15,390	24,836
Total cash and cash equivalents (Note 21.i.d, 21.ii.a and 21.iii)	33,044	33,792	154,229	109,895

(a)     As of June 30, 2015, the securities purchased under agreement to resell include interest earned varying from 75% to 100.6% of Interbank Deposit Certificates (CDI) (from 70% to 101% of CDI in 2014). All investments are made with financial institutions considered by management to be first class.

          The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2014.

4.2.    Short-term investments

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Fixed-income funds	132,427	183,150	251,088	326,977
Government bonds (LFT)	63,060	43,640	131,373	77,911
Securities purchased under resale agreements	12,043	201,957	26,469	361,226
Bank certificates of deposit (a)	72,171	47,702	144,225	103,219
Restricted cash in guarantee to loans	84,277	98,828	87,836	104,039
Restricted credits	11,803	6,765	81,593	73,987
Total short-term investments (Note 21.i.d, 21.ii.a and 21.iii)	375,781	582,042	722,584	1,047,359

(a)     As of June 30, 2015, Bank Certificates of Deposit (CDBs) include interest earned varying from 70% to 106% (from 70% to 108% in 2014) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF, which is not granted in the case of CDBs.

          The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2014.

5.         Trade accounts receivable of development and services

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Real estate development and sales	1,069,053	1,022,938	1,993,925	1,919,846
( - ) Allowance for doubtful accounts and cancelled contracts	(5,929)	(5,616)	(86,764)	(109,893)
( - ) Present value adjustments	(23,294)	(17,095)	(33,364)	(24,642)
Services and construction and other receivables	19,400	24,214	40,725	40,008
Total trade accounts receivable of development and services (Note 21.ii.a)	1,059,230	1,024,441	1,914,522	1,825,319

Current	738,117	748,910	1,464,279	1,440,498
Non-current	321,113	275,531	450,243	384,821

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information-Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

5.         Trade accounts receivable of development and services --Continued

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	06/30/2015	12/31/2014	06/30/2015	12/31/2014

2015	486,302	771,621	1,223,611	1,575,033
2016	404,407	146,607	513,559	187,719
2017	104,017	63,382	179,588	112,191
2018	35,467	14,291	42,329	18,969
2019 onwards	58,260	51,251	75,563	65,942
	1,088,453	1,047,152	2,034,650	1,959,854
( - ) Adjustment to present value	(23,294)	(17,095)	(33,364)	(24,642)
( - ) Allowance for doubtful account and cancelled contracts	(5,929)	(5,616)	(86,764)	(109,893)
	1,059,230	1,024,441	1,914,522	1,825,319

During the period ended June 30, 2015, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company

Balance at December 31, 2014	(5,616)
Additions (Note 23)	(313)
Balance at June 30, 2015	(5,929)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2014	(109,893)	52,309	(57,584)
Additions (Note 23)	(313)	-	(313)
Write-offs (Note 23)	23,442	(22,324)	1,118
Balance at June 30, 2015	(86,764)	29,985	(56,779)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2014.

6.    Properties for sale

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Land	845,415	761,061	1,440,188	1,311,847
( - ) Adjustment to present value	(4,696)	(4,907)	(5,607)	(5,503)
Property under construction	579,412	550,982	846,346	905,190
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	-	-	29,985	52,309
Completed units	82,156	121,040	217,194	260,808
( - ) Provision for realization of properties for sale	(7,760)	(7,760)	(12,309)	(12,309)
Total properties for sale	1,494,527	1,420,416	2,515,797	2,512,342

Current portion	958,107	932,681	1,620,297	1,695,817
Non-current portion	536,420	487,735	895,500	816,525

There was no change in the provision for impairment in the realization of properties for sale in the period ended June 30, 2015.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information-Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

7.    Other accounts receivable

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Advances to suppliers	1,787	1,848	5,346	5,082
Recoverable taxes (IRRF, PIS, COFINS, among other)	27,241	20,830	86,145	76,000
Judicial deposit (Note 17)	129,564	123,510	159,797	154,939
Other	4	64	5,709	5,125

Total other accounts receivable	158,596	146,252	256,997	241,146

Current portion	62,124	61,355	137,204	128,905
Non-current portion	96,472	84,897	119,793	112,241

8.    Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2014	161,737	(51,174)	110,563
Additions	7,051	(13,274)	(6,223)
Transfer of properties for sale	19,405	-	19,405
Reversal/Write-offs	(9,118)	8,899	(219)
Balance at June 30, 2015	179,075	(55,549)	123,526

Gafisa and SPEs	26,049	(19,975)	6,074
Tenda and SPEs	153,026	(35,574)	117,452

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8.1 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information-Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

9.    Investments in ownership interests

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		06/30/2015	12/31/2014	06/30/2015	06/30/2015	06/30/2015	12/31/2014	06/30/2015	06/30/2014	06/30/2015	12/31/2014	06/30/2015	06/30/2014	06/30/2015	12/31/2014	06/30/2015	06/30/2014

Construtora Tenda S/A	-	100%	100%	1,983,658	892,640	1,091,018	1,058,477	31,481	(55,444)	1,091,018	1,058,477	31,481	(55,444)	-	-	-	-
Alphaville Urbanismo S.A	-	30%	30%	2,257,678	1,624,131	633,547	561,664	52,605	16,551	190,684	168,499	22,184	1,639	190,684	168,499	22,184	4,916
Gafisa SPE 26 Emp. Imob. Ltda.	-	100%	100%	174,665	7,677	166,988	167,946	(958)	4,056	166,988	167,946	(958)	141	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	107,956	31,380	76,576	21,588	9,939	6,074	76,576	21,588	9,939	6,074	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	82,549	19,008	63,541	66,561	1,780	(3,218)	63,541	66,561	1,780	(3,218)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	71,800	24,623	47,178	18,776	(263)	3,339	47,178	18,776	(263)	3,339	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	51,646	5,122	46,524	58,028	281	(93)	46,524	58,028	281	(93)	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	127,727	39,173	88,554	78,620	8,571	(3,435)	44,277	39,310	4,285	(1,718)	44,277	39,310	4,285	(1,718)
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	54,890	10,952	43,937	44,102	(165)	1,437	43,937	44,102	(165)	1,437	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	146,003	105,191	40,813	26,746	14,066	7,441	40,813	26,746	14,066	7,441	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda	-	100%	100%	69,804	30,137	39,667	37,255	2,412	6,759	39,667	37,255	2,412	6,759	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	35,491	92	35,398	35,398	-	8	35,398	35,398	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	85,375	50,363	35,012	36,673	(1,661)	(1,782)	35,012	36,673	(1,661)	(1,782)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	36,991	4,385	32,606	8,682	2,369	3,451	32,606	8,682	2,369	-	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	49,988	19,191	30,798	1,038	3,465	290	30,798	1,038	3,465	-	-	-	-	-
Varandas Grand Park Emp. Imob. Ltda	(a)	50%	50%	128,184	73,681	54,503	56,761	(1,193)	(3,891)	30,048	28,380	(1,202)	(1,946)	30,048	28,380	(1,202)	(1,946)
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	32,144	3,208	28,936	29,194	(259)	182	28,936	29,194	(259)	(34)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	27,384	894	26,490	26,387	103	164	26,490	26,387	103	164	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,308	65	26,243	26,230	13	232	26,243	26,230	13	232	-	-	-	-
Parque Arvores Empr. Imob. Ltda.	(a)	50%	50%	38,849	5,445	33,404	39,599	96	158	25,451	24,502	930	79	25,451	24,502	930	79
Gafisa E Ivo Rizzo SPE-47 Em. Im. Ltda.	(a)	80%	80%	31,493	39	31,454	31,442	(28)	(1)	25,163	25,153	(22)	(1)	25,163	25,153	(22)	(1)
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	52,451	4,380	48,071	55,654	1,417	1,117	24,036	27,827	708	559	24,036	27,827	708	559
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	23,985	2,240	21,745	21,742	3	632	21,745	21,742	3	(1)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	44,166	23,332	20,834	24,115	(3,281)	3,672	20,834	24,115	(3,281)	3,672	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	115,034	94,348	20,686	23,600	(2,914)	3,097	20,686	23,600	(2,914)	3,097	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	18,024	68	17,956	17,956	-	56	17,956	17,956	-	-	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	32,573	14,734	17,839	18,746	(907)	(2,691)	17,839	18,746	(907)	(2,691)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	18,634	986	17,648	17,466	182	196	17,648	17,466	182	-	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	64,503	47,760	16,744	1,281	2,813	(176)	16,744	1,281	2,813	-	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	63,822	47,594	16,229	16,140	89	28	16,229	16,140	89	28	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	40,981	25,052	15,929	10,125	4,724	(1,748)	15,929	10,125	4,724	-	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	38,778	7,169	31,608	31,476	132	388	15,804	15,738	66	-	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	16,763	1,089	15,674	15,547	127	116	15,674	15,547	127	29	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	17,260	1,627	15,634	15,642	(9)	(1,327)	15,634	15,642	(9)	(2)	-	-	-	-
Diodon Participações Ltda	-	100%	100%	15,526	132	15,394	15,080	314	147	15,394	15,080	314	94	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	14,249	4	14,245	14,267	(23)	46	14,245	14,267	(23)	(27)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	16,079	1,959	14,120	14,242	(122)	758	14,120	14,242	(122)	610	-	-	-	610
Gafisa SPE 65 Emp. Imob. Ltda.	0-	100%	100%	20,173	8,560	11,612	11,490	122	919	11,612	11,490	122	770	-	-	-	-
Parque Aguas Empr. Imob. Ltda.	(a)	50%	50%	16,386	1,798	14,588	17,046	182	(1,191)	11,596	11,589	77	(595)	11,596	11,589	77	(595)
Alto Da Barra de Sao Miguel Em. Im. Ltd.	(a)	50%	50%	24,190	1,030	23,159	22,504	655	942	11,580	11,252	328	471	11,580	11,252	328	471
Blue I SPE - Plan., Prom., Inc. E Venda Ltda.	0--	100%	100%	11,591	516	11,074	10,862	212	(71)	11,074	10,862	212	(4)	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	-	50%	50%	35,305	14,050	21,255	21,126	131	777	10,628	10,563	66	389	-	-	-	-
Gafisa SPE 55 Emp. Imob. Ltda.	(a)	80%	80%	14,766	2,346	12,420	12,459	(40)	3,178	9,936	9,967	(32)	113	9,936	9,967	(32)	113
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	25,791	16,951	8,840	8,007	833	448	8,840	8,007	833	448	-	-	-	-
Gafisa SPE-113 Emp. Imob. Ltda.	(a)	60%	60%	72,952	58,618	14,334	17,122	(2,788)	1,921	8,600	10,273	(1,673)	1,153	8,600	10,273	(1,673)	1,153

9.    Investments in subsidiaries -- Continued

(i)      Ownership interest -- Continued

(a)    Information on subsidiaries and jointly-controlled investees – Continued

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		06/30/2015	12/31/2014	06/30/2015	06/30/2015	06/30/2015	12/31/2014	06/30/2015	06/30/2014	06/30/2015	12/31/2014	06/30/2015	06/30/2014	06/30/2015	12/31/2014	06/30/2015	06/30/2014

Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	81,048	72,988	8,060	6,032	2,029	2,302	8,060	6,032	2,029	591	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.		100%	100%	8,079	110	7,969	7,971	(2)	97	7,969	7,971	(2)	97	-	-	-	-
Atins Emp. Imob.s Ltda.	(a)	50%	50%	27,020	11,173	15,846	15,402	(38)	48	7,923	7,701	(19)	25	7,923	7,701	(19)	25
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	8,844	1,627	7,217	7,292	(75)	320	7,217	7,292	(75)	27	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,677	933	6,744	6,693	51	(6)	6,744	6,693	51	(6)	-	-	-	-
Aram Spe Empr. Imob. Ltda.	-	100%	100%	4,585	840	3,745	6,977	145	1,412	6,593	6,977	(384)	1,115	-	-	-	(297)
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	11,915	5,425	6,489	6,536	(47)	114	6,489	6,536	(47)	10	-	-	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	-	65%	65%	24,428	15,700	8,728	6,039	578	(1,594)	5,673	3,925	1,748	-	-	-	-	-
Costa Maggiore Empr. Imob. Ltda.	(a)	50%	50%	14,103	2,891	11,212	11,989	234	971	5,606	5,994	216	609	5,606	5,994	216	609
Dubai Residencial Empr. Imob. Ltda.	(a)(c)	50%	50%	11,666	635	11,032	11,061	184	(532)	5,516	5,531	(2,271)	(266)	5,516	5,531	(2,271)	(266)
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	23,450	18,228	5,223	(1,424)	2,108	80	5,223	-	2,108	-	-	-	-	-
Gafisa SPE-85 Emp. Imob. Ltda.	(a)	80%	80%	41,609	35,302	6,307	7,739	(1,432)	2,056	5,046	6,191	(1,145)	1,644	5,046	6,191	(1,145)	1,644
OCPC01 adjustment - capitalized interests	(d)			-	-	-	-	-	-	33,196	27,237	5,958	739	-	-	-	-
Others (*)				298,744	182,777	115,967	106,823	(3,431)	(16,900)	66,092	158,415	37	9,594	24,143	27,211	470	3,140

Saí Amarela S.A.	-	50%	50%	2,355	59	2,296	2,354	(115)	(39)	-	-	-	-	1,120	918	(58)	(19)
Gafisa SPE-51 Emp. Imob. Ltda.	-	60%	60%	2,840	1,041	1,799	3,954	799	160	-	-	-	-	1,080	2,372	480	96
Others (*)	-			1,084	104	980	934	33	(6)	-	-	-	-	439	417	98	(37)
Indirect jointly-controlled investees of Gafisa	-			6,279	1,204	5,075	7,242	717	115	-	-	-	-	2,639	3,707	520	40

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,956	3,628	1,328	4,883	(1,320)	-	-	-	-	-	731	2,685	(726)	3
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,172	189	20,983	20,914	69	190	-	-	-	-	12,590	12,548	41	24
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	12,059	18	12,041	11,942	99	(75)	-	-	-	-	7,225	7,165	59	52
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	10,170	72	10,098	38,559	(5,641)	905	-	-	-	-	5,554	21,207	(3,102)	(63)
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	36,403	4,693	31,710	29,604	(98)	1,493	-	-	-	-	22,197	20,723	(69)	(378)
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	19,484	1,038	18,446	11,759	(1,713)	(12)	-	-	-	-	12,913	8,231	(1,199)	(405)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	33,341	614	32,727	31,746	982	1,753	-	-	-	-	22,908	22,221	688	694
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,411	350	11,061	10,807	253	(2,077)	-	-	-	-	8,849	8,646	203	823
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	38,777	7,169	31,608	31,476	132	9,705	-	-	-	-	18,512	18,399	137	388
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,371	575	8,796	8,813	(15)	(59)	-	-	-	-	4,398	4,406	(8)	8
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,614	1,110	11,504	11,703	(200)	(394)	-	-	-	-	5,752	5,852	(100)	(33)
Grand Park - Pq. dos Pássaros Em. Im. Ltd.	-	50%	50%	31,771	2,119	29,652	37,291	3,191	830	-	-	-	-	14,826	18,646	1,595	1
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	13,930	1,794	12,136	12,431	(96)	(212)	-	-	-	-	6,069	6,215	(48)	(121)
SPE Franere Gafisa 08 Emp. Imob. LTDA.	-	50%	50%	53,280	26,542	26,738	37,618	(2,910)	636	-	-	-	-	13,369	18,809	(1,455)	(653)
Others (*)	-			177,605	31,813	145,792	34,611	(284)	(10,615)	-	-	-	-	(1)	3,700	(4,053)	(1,138)
Indirect jointly-controlled investees of Tenda	-			486,344	81,724	404,620	-	(7,551)	2,068	-	-	-	-	155,892	179,453	(8,037)	(798)

Subtotal				7,490,356	3,755,297	3,735,059	3,405,391	117,976	(15,937)	2,689,078	2,558,937	98,685	(14,639)	588,136	592,540	15,317	7,738

(*)Includes companies with investment balances below R$5,000.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

9.    Investments in subsidiaries -- Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees —Continued

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		06/30/2015	12/31/2014	06/30/2015	06/30/2015	06/30/2015	12/31/2014	06/30/2015	06/30/2014	06/30/2015	12/31/2014	06/30/2015	06/30/2014	06/30/2015	12/31/2014	06/30/2015	06/30/2014

Goodwill on purchase of subsidiaries	(e)									25,476	25,476	-	-	-	-	-	-
Goodwill based on inventory surplus	-									62,343	62,343	-	-	-	-	-	-
Addition to remeasurement of investment in associate	(f)									375,853	375,853	-	-	375,853	375,853	-	-
Total investments										3,152,750	3,022,609	98,685	(14,639)	963,989	968,393	15,317	7,738

(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Provision for net capital deficiency		Income from equity method investments		Provision for net capital deficiency		Income from equity method investments
Direct investees	06/30/2015	12/31/2014	06/30/2015	06/30/2015	06/30/2015	12/31/2014	06/30/2015	06/30/2014	06/30/2015	12/31/2014	06/30/2015	06/30/2014	06/30/2015	12/31/2014	06/30/2015	06/30/2014
Provision for net capital deficiency (g):
Manhattan Residencial 01 Spe Ltda	50%	50%	46,462	119,999	(73,537)	(65,678)	(5,544)	(11,238)	(36,768)	(32,839)	(3,929)	(6,207)	(36,768)	(32,839)	(3,929)	(6,207)
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	557	7,801	(7,244)	(5,810)	(1,433)	(2,460)	(7,244)	(5,810)	(1,433)	(2,460)	-	-	-	-
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	7,557	12,060	(4,503)	(15,604)	(2,643)	(2,204)	(4,503)	(15,604)	(2,643)	(2,204)	-	-	-	-
Other (*)			60,772	64,487	(3,715)	1,464	(2,520)	(1,305)	(3,451)	(11,670)	(511)	(2,754)	(5,645)	(43)	212	44
Total provision for net capital deficiency			115,348	204,347	(88,999)	(85,628)	(12,140)	(17,207)	(51,966)	(65,923)	(8,516)	(13,625)	(42,413)	(32,882)	(3,717)	(6,163)

Total Income from equity method investments											90,169	(28,264)			11,600	1,575

(*)Includes companies with investment balances below R$ 5,000.

(a)    Joint venture.

(b)    Joint venture with subsidiary Tenda.

(c)    The Company recorded the amount of R$2,387 in Income from equity method investments for the period ended June 30, 2015 related to the recognition, by joint ventures, of adjustments in prior years, in accordance with the ICPC09 (R2)  - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(d)    Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)    See breakdown in Note 11.

(f)     Amount related to the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853.

(g)    Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

9.    Investments in subsidiaries --Continued

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2014	3,022,609	968,393
Income from equity method investments	98,685	15,317
Capital contribution (decrease)	77,435	(3,755)
Dividends receivable	(40,585)	(15,915)
Usufruct of shares (dividends paid) (Note 15)	(4,800)	-
Other investments	(594)	(51)
Balance at June 30, 2015	3,152,750	963,989

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2014	Addition	Write-off	100% depreciated items	06/30/2015	12/31/2014	Addition	Write-off	100% depreciated items	06/30/2015
Cost
Hardware	11,732	2,010	-	(329)	13,413	22,333	2,700	-	(571)	24,462
Leasehold improvements and installations	9,049	1,460	-	-	10,509	24,516	1,852	-	(1,338)	25,030
Furniture and fixtures	679	-	-	-	679	5,453	49	-	(2)	5,500
Machinery and equipment	2,640	-	-	-	2,640	4,020	-	-	-	4,020
Molds	-	-	-	-	-	10,035	620	-	-	10,655
Sales stands	11,781	2,708	(142)	(1,161)	13,186	15,083	4,222	(1,058)	(1,161)	17,086
	35,881	6,178	(142)	(1,490)	40,427	81,440	9,443	(1,058)	(3,072)	86,753

Accumulated depreciation
Hardware	(6,047)	(1,284)	-	329	(7,002)	(11,457)	(2,352)	-	571	(13,238)
Leasehold improvements and installations	(4,171)	(1,079)	-	-	(5,250)	(12,225)	(3,064)	-	1,338	(13,951)
Furniture and fixtures	(218)	(34)	-	-	(252)	(3,115)	(277)	-	2	(3,390)
Machinery and equipment	(1,080)	(132)	-	-	(1,212)	(1,498)	(201)	-	-	(1,699)
Molds	-	-	-	-	-	(915)	(1,022)	-	-	(1,937)
Sales stands	(2,236)	(3,979)	142	1,161	(4,912)	(3,539)	(4,999)	1,058	1,161	(6,319)
	(13,752)	(6,508)	142	1,490	(18,628)	(32,749)	(11,915)	1,058	3,072	(40,534)

Total property and equipment	22,129	(330)	-	-	21,799	48,691	(2,472)	-	-	46,219

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2014.

11.  Intangible assets

		Company
	12/31/2014				06/30/2015
	Balance	Addition	Write-down / amortization	% amortized items	Balance

Software – Cost	76,535	5,062	-	(10,085)	71,512
Software – Depreciation	(42,624)	-	(7,296)	10,085	(39,835)
Other	4,796	1,303	(1,575)	-	4,524
Total intangible assets	38,707	6,365	(8,871)	-	36,201

		Consolidated
	12/31/2014				06/30/2015
	Balance	Addition	Write-down / amortization	% amortized items	Balance
Goodwill on purchase of subsidiaries (Note 9)
AUSA	25,476	-	-	-	25,476
Cipesa	40,687	-	-	-	40,687
Provision for non-realization	(40,687)	-	-	-	(40,687)
	25,476	-	-	-	25,476

Software – Cost	101,581	11,657	-	(13,687)	99,551
Software – Depreciation	(58,555)	-	(9,668)	13,687	(54,536)
Other	8,401	1,303	(2,725)	-	6,979
	51,427	12,960	(12,393)	-	51,994

Total intangible assets	76,903	12,960	(12,393)	-	77,470

The Company evaluates the recovery of the carrying value of assets in the beginning of each fiscal year. As of June 30, 2015, the Company did not find the existence of indication of impairment of goodwill.

       The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	06/30/2015	12/31/2014	06/30/2015	12/31/2014

National Housing System - SFH /SFI	July 2015 to July 2020	8.30% to 11.00% + TR 117% of CDI 12.87% Fixed	951,697	925,163	1,142,458	1,128,514
Certificate of Bank Credit - CCB (i)	December 2015 to June 2017	117.9% of CDI 2.20% + CDI 13.20% Fixed	145,325	268,911	145,325	268,911

Total loans and financing (Note 21.i.d, 21.ii.a and 21.iii)			1,097,022	1,194,074	1,287,783	1,397,425

Current portion			493,797	443,802	590,323	550,058
Non-current portion			603,225	750,272	697,460	847,367

(i)   In the period ended June 30, 2015, the Company made the payment of the Certificates of Bank Credit (CCB) in the total amount of R$140,997, of which R$117,118 is related to principal and R$23,879 is related to the interest payable.

The current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	06/30/2015	12/31/2014	06/30/2015	12/31/2014

2015	111,889	443,802	157,403	550,058
2016	639,133	431,312	737,301	506,207
2017	261,586	235,752	298,284	252,605
2018	84,414	83,208	90,698	88,555
2019	-	-	4,097	-
	1,097,022	1,194,074	1,287,783	1,397,425

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuing of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of June 30, 2015 and December 31, 2014 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Total financial charges for the period	126,608	129,808	155,526	170,045
Capitalized financial charges	(89,772)	(76,155)	(111,059)	(104,685)

Financial expenses (Note 25)	36,836	53,653	44,467	65,360

Financial charges included in “Properties for sale”:

Opening balance	220,959	142,860	276,613	214,298
Capitalized financial charges	89,772	76,155	111,059	104,685
Charges recognized in profit or loss (Note 24)	(53,775)	(43,291)	(71,945)	(75,103)

Closing balance	256,956	175,724	315,727	243,880

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

13.  Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Seventh placement (i)	475,000	TR + 9.8247%	December 2017	477,507	502,033	477,507	502,033
Eighth placement / first series	144,214	CDI + 1.95%	October 2015	148,254	147,640	148,254	147,640
Eighth placement / second series	11,573	IPCA + 7.96%	October 2016	16,741	15,185	16,741	15,185
Ninth placement (ii)	130,000	CDI + 1.90%	July 2018	135,359	134,624	135,359	134,624
Tenth placement (iii)	55,000	IPCA + 8.22%	January 2020	59,671	-	59,671	-
First placement (Tenda) (iv)	300,000	TR + 9.08%	October 2016	-	-	307,485	389,617

Total debentures (Note 21.i.d, 21.ii.a and 21.iii)				837,532	799,482	1,145,017	1,189,099

Current portion				268,943	314,770	476,428	504,387
Non-Current portion				568,589	484,712	668,589	684,712

(i)   On May 29, 2015, the change in the schedule for amortization of principal was unanimously approved without any exception, and became effective with the following amounts and maturities: (i) R$25,000 on June 5, 2015; (ii) R$25,000 on December 5, 2015; (iii) R$75,000 on June 5, 2016; (iv) R$75,000 on December 5, 2016; (v) R$150,000 on June 5, 2017; and (vi) R$150,000 on December 5, 2017.

On June 5, 2015, the Company made the payment in the total amount of R$51,337, of which R$25,000 related to the Face Value of the Placement, and R$26,337 related to the interest payable.

(ii)  On January 28, 2015, the Company made the payment in the amount of R$8,728 related to the interest payable of this placement.

(iii) On December 10, 2014, the Board of Directors of the Company approved the placement for private distribution of the 10th placement, being the 2nd private placement of unconvertible debentures, with floating and secured guarantee, in sole series in the amount of R$55,000, fully paid on January 30, 2015 and with final maturity on January 20, 2020. The funds raised in the placement shall be used for developing select real estate ventures and its secured guarantee is represented by the collateral of the lands owned by the Company to be developed in future periods. The Face Value of the Placement shall be adjusted by the cumulative variation of the IPCA and on it interest of 8.22% p.a. shall be accrued.

(iv) On April 1, 2015, the Company made the payment of the twelfth installment of interests and sixth installment of amortization related to the first debenture placement of the subsidiary Tenda, in the total amount of R$99,143, of which R$80,000 related to principal and R$19,143 related to the interest payable.

Current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	06/30/2015	12/31/2014	06/30/2015	12/31/2014

2015	192,689	314,770	300,174	504,387
2016	178,098	175,778	378,098	375,778
2017	344,690	244,690	344,690	244,690
2018	83,512	64,244	83,512	64,244
2019 onwards	38,543	-	38,543	-
	837,532	799,482	1,145,017	1,189,099

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

13.  Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at June 30, 2015 and December 31, 2014 are as follows:

	06/30/2015	12/31/2014
Seventh placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-14.78 times	-9.33 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-11.98%	-19.32%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.10 times	2.10 times

Eighth placement - first and second series and Loans and Financing
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-8.23 times	-5.32 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-11.98%	-19.32%

Ninth placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt	3.53 times	3.86 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	50.20%	46.73%

Tenth placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt(3)	-14.78 times	n/a
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-11.98%	n/a

First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.	-4.49 times	-2.75 times
Net debt less debt with secured guarantee (3) required to not exceed 50% of equity.	-30.72%	-46.72%

Total accounts receivable plus unappropriated income plus total inventory of finished units required to be over 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost or below zero

	2.65 times	2.89 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

 (4)  Total inventory.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Assignment of receivables:
CCI obligation Jun/11	4,334	5,678	6,884	8,851
CCI obligation Dec/11	2,385	2,897	3,310	3,985
CCI obligation Jul/12	1,057	1,483	1,057	1,483
CCI obligation Nov/12	-	-	5,397	6,151
CCI obligation Dec/12	7,269	8,604	7,269	8,604
CCI obligation Nov/13	2,387	3,451	7,094	9,459
CCI obligation Nov/14	6,338	9,407	8,505	11,513
FIDC obligation	2,393	2,976	4,653	6,083

Total obligations assumed on assignment of receivables (Note 21.iii)	26,163	34,496	44,169	56,129

Current portion	10,987	14,128	20,248	24,135
Non-current potion	15,176	20,368	23,921	31,994

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2014.

15.  Payables to venture partners

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Usufruct of shares (a)	7,145	10,794	7,296	11,030

Total payables to venture partners (Note 21.ii.a and 21.iii)	7,145	10,794	7,296	11,030

Current portion	4,865	6,081	5,016	6,317
Non-current portion	2,280	4,713	2,280	4,713

(a)  In the period ended June 30, 2015, the total amount of dividends paid to preferred shareholders by means of SPE-89 Empreendimentos Imobiliários S.A. was R$4,800 (Note 9).

The current and non-current portions fall due as follows:

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

2015	2,432	6,081	2,583	6,317
2016	3,573	3,573	3,573	3,573
2017	1,140	1,140	1,140	1,140
Total	7,145	10,794	7,296	11,030

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

16.  Other payables

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Acquisition of interests	-	-	-	2,395
Provision for penalties for delay in construction works	3,679	3,541	6,720	7,663
Cancelled contract payable	8,358	10,557	23,579	27,607
Warranty provision	40,923	30,858	60,996	52,167
Deferred sales taxes (PIS and COFINS)	11,101	9,507	17,898	14,163
Provision for net capital deficiency (Note 9)	51,966	65,923	42,413	32,882
Long-term suppliers	4,440	6,158	5,918	12,117
Other liabilities	16,601	19,185	26,990	39,446

Total other payables	137,068	145,729	184,514	188,440

Current portion	122,231	128,567	151,182	157,896
Non-current portion	14,837	17,162	33,332	30,544

17.  Provisions for legal claims and commitments

In the period ended June 30, 2015, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2014	124,175	218	45,447	169,840
Additional provision (Note 24)	17,966	11,433	13,133	42,532
Payment and reversal of provision not used	(12,933)	(11,433)	(3,348)	(27,714)
Balance at June 30, 2015	129,208	218	55,232	184,658

Current portion	93,716	218	13,552	107,486
Non-current portion	35,492	-	41,680	77,172

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2014	157,842	414	81,318	239,574
Additional provision (Note 24)	24,070	11,433	19,985	55,488
Payment and reversal of provision not used	(23,579)	(11,433)	(13,356)	(48,368)
Balance at June 30, 2015	158,333	414	87,947	246,694

Current portion	93,716	218	13,552	107,486
Non-current portion	64,617	196	74,395	139,208

(a)      Civil lawsuits, tax proceedings and labor claims

As of June 30, 2015, the Company and its subsidiaries have deposited in court the amount of R$129,564 (R$123,510 in 2014) in the Company’s statement, and R$159,797 (R$154,939 in 2014) in the consolidated statement (Note 7).

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Civil lawsuits	84,780	88,378	100,552	106,731
Tax proceedings	19,133	12,311	20,249	12,350
Labor claims	25,651	22,821	38,996	35,858
Total	129,564	123,510	159,797	154,939

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

17.      Provisions for legal claims and commitments --Continued

(i)      Lawsuits in which likelihood of loss is rated as possible

As of June 30, 2015, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$622,608 (R$561,056 in 2014), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts.

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Civil lawsuits	262,611	233,371	472,750	441,083
Tax proceedings	45,850	38,053	74,934	53,586
Labor claims	41,089	42,355	74,924	66,387
Total	349,550	313,779	622,608	561,056

(b)     Payables related to the completion of real estate ventures

There was no significant change in relation to the information reported in Note 17(i)(b) to the financial statements as of December 31, 2014.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 31 real estate where its facilities are located, at a monthly cost of R$1,040 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2014.

18.  Payables for purchase of properties and advances from customers

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Payables for purchase of properties	105,305	127,123	301,831	331,436
Adjustment to present value	(4,897)	(5,077)	(5,818)	(5,619)
Advances from customers
Development and sales	19,058	12,939	32,586	21,236
Barter transaction - Land	143,165	168,028	233,240	244,689

Total payables for purchase of properties and advances from customers	262,631	303,013	561,841	591,742

Current portion	164,382	228,991	386,192	490,605
Non-current portion	98,249	74,022	175,649	101,137

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity

19.1.  Capital

As of June 30, 2015 and December 31, 2014, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 378,066,162 (408,066,162 as of December 31, 2014) registered common shares, without par value, of which 10,074,706 (29,881,286 as of December 31, 2014) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuing up to the limit of 600,000,000 (six hundred million) common shares.

On February 02, 2015, the Company approved the creation of a new program to repurchase its shares to hold them in treasury and later selling or cancelling them, over a period of 365 days, up to the limit of 27,000,000 shares. On this same date it took the resolution to cancel 30,000,000 common shares of the Company held in treasury, without capital reduction. In the period ended June 30, 2015, 10,925,330 shares were acquired totaling R$22,135. Additionally, the Company transferred 731,910 shares in the total amount of R$1,810 related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$594.

Treasury shares – 06/30/2015
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying value
11/20/2001	599,486	2.8880	0.16%	1,433	1,731
1st quarter 2013	1,000,000	4.3316	0.26%	2,390	4,336
2nd quarter 2013	9,000,000	3.9551	2.38%	21,510	35,634
4th quarter 2013	8,500,000	3.6865	2.25%	20,315	31,369
1st quarter 2014	14,900,000	3.2297	3.94%	35,611	48,168
2nd quarter 2014 (transfer)	(4,169,157)	3.2168	-1.10%	(9,964)	(13,424)
2nd quarter 2014	1,000,000	3.1843	0.26%	2,390	3,187
3rd quarter 2014 (transfer)	(1,294,238)	3.2135	-0.34%	(3,093)	(4,159)
3rd quarter 2014	752,900	2.9283	0.20%	1,799	2,206
4th quarter 2014	27,085,334	2.0956	7.16%	64,734	61,704
4th quarter 2014 (cancellations)	(27,493,039)	3.3351	-7.27%	(65,708)	(91,693)
1st quarter 2015	10,925,330	2.0244	2.89%	26,112	22,135
1st quarter 2015 (cancellations)	(30,000,000)	2.4738	-7.94%	(71,700)	(74,214)
2nd quarter 2015 (transfer)	(731,910)	2.4738	-0.19%	(1,749)	(1,810)
	10,074,706	2.4984	2.66%	24,080	25,171

(*)          Market value calculated based on the closing share price at December 31, 2014 (R$2.39), not considering the effect of occasional volatilities.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity --Continued

19.1.  Capital --Continued

Treasury shares – 12/31/2014
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying value
11/20/2001	599,486	2,8880	0,14%	1,319	1,731
1st quarter 2013	1,000,000	4,3316	0,23%	2,200	4,336
2nd quarter 2013	9,000,000	3,9551	2,07%	19,800	35,634
4th quarter 2013	8,500,000	3,6865	1,95%	18,700	31,369
1st quarter 2014	14,900,000	3,2297	3,42%	32,780	48,168
2nd quarter 2014 (transfer)	(4,169,157)	3,2168	-1,03%	(9,172)	(13,424)
2nd quarter 2014	1,000,000	3,1843	0,25%	2,200	3,187
3rd quarter 2014 (transfer)	(1,294,238)	3,2135	-0,30%	(2,847)	(4,159)
3rd quarter 2014	752,900	2,9283	0,17%	1,656	2,206
4th quarter 2014	27,085,334	2,0956	6,64%	59,588	61,704
4th quarter 2014 (cancellations)	(27,493,039)	3,3351	-6,74%	(60,485)	(91,693)
	29,881,286	2,6458	6,80%	65,739	79,059

(*)          Market value calculated based on the closing share price at December 31, 2014 (R$2.20), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2014	378,184
Repurchase of treasury shares	(10,925)
Transfer related to the stock option program	732
Outstanding shares as of June 30, 2015	367,991

Weighted average shares outstanding	367,420

19.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) and in the periods ended June 30, 2015 and 2014 had the following effects on profit or loss:

	06/30/2015	06/30/2014

Gafisa	3,940	10,516
Tenda	1,061	26
	5,001	10,542

(i)    Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2010, 2011, 2012, 2013 and 2014 which follows the rules established in the Stock Option Plan of the Company.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity --Continued

19.2.  Stock option plan

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the period ended June 30, 2015 and in the year ended December 31, 2014, which include the respective weighted average exercise prices, are as follows:

	2015		2014
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the yea	9,542,643	1.49	11,908,128	1.47
Options granted	-	-	4,361,763	1.93
Options exercised (i)	(736,110)	0.81	(5,463,395)	1.26
Options expired	(32,000)	3.05	(748,518)	3.66
Options forfeited	(72,605)	0.01	(515,335)	0.04

Options outstanding at the end of the period	8,701,928	1.55	9,542,643	1.49

(i) In the period ended June  30, 2015, the amount received through exercised options was R$594 (R$6,921 in the year ended December 31, 2014).

As of June 30, 2015, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

8,701,928	3.99	1.55	1,757,598	2.59

During the period ended June 30, 2015,  the Company did not grant any options in connection with its stock option plans comprising common shares (4,361,763 options granted in the year ended December 31, 2014).

(ii)    Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issue. As of June 30, 2015 and December 31, 2014, the amount of R$14,965, related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of the parent company Gafisa.

In the period ended June 30, 2015, the subsidiary Tenda did not grant any options in connection with its stock option plan comprising common shares (42,259,687 options granted in the year ended December 31, 2014).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

20.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended June 30, 2015 and 2014 is as follows:

	Consolidated
	06/30/2015	06/30/2014

Profit (loss) before income tax and social contribution, and statutory interest	63,490	(24,181)
Income tax calculated at the applicable rate - 34%	(21,586)	8,221
Net effect of subsidiaries taxed by presumed profit	16,613	4,677
Tax losses (tax loss carryforwards used)	(184)	(8,816)
Income from equity method investments	3,560	183
Stock option plan	(1,754)	(8,298)
Other permanent differences	(2,120)	(7,698)
Charges on payables to venture partners	1,009	1,348
Tax benefits recognized (not recognized)	(1,944)	(7,886)
	(6,406)	(18,269)

Tax expenses - current	(7,232)	(16,874)
Tax income (expenses) - deferred	826	(1,395)

(ii)   Deferred income tax and social contribution

As of June 30, 2015 and December 31, 2014, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Assets
Provisions for legal claims	62,784	57,746	82,405	81,455
Temporary differences – PIS and COFINS deferred	10,246	9,754	16,057	14,960
Provisions for realization of non-financial assets	2,638	2,638	16,280	12,793
Temporary differences – CPC adjustment	13,916	11,765	20,462	18,656
Other provisions	53,562	58,363	70,784	92,384
Income tax and social contribution loss carryforwards	83,210	79,499	322,744	301,598
Tax credits from downstream acquisition	28,165	28,165	28,165	28,165
Tax benefits not recognized	(8,125)	-	(278,702)	(276,758)
	246,396	247,930	278,195	273,253

Liabilities
Negative goodwill	(92,384)	(92,385)	(92,383)	(92,385)
Temporary differences –CPC adjustment	(106,341)	(112,258)	(107,637)	(111,294)
Differences between income taxed on cash basis and recorded on an accrual basis	(73,797)	(69,413)	(111,256)	(104,314)
	(272,522)	(274,056)	(311,276)	(307,993)

Total net	(26,126)	(26,126)	(33,081)	(34,740)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

20.  Income tax and social contribution --Continued

(ii)      Deferred income tax and social contribution --Continued

The balances of income tax and social contribution loss carryforwards for offset limited are as follows:

	Company
	06/30/2015			12/31/2014
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	244,735	244,735		233,820	233,820
Deferred tax asset (25%/9%)	61,184	22,026	83,210	58,455	21,044	79,499
Recognized deferred tax asset	55,210	19,875	75,085	58,455	21,044	79,499
Unrecognized deferred tax asset	5,974	2,151	8,125	-	-	-

	Consolidated
	06/30/2015			12/31/2014
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	949,246	949,246		887,052	887,052
Deferred tax asset (25%/9%)	237,311	85,433	322,744	221,763	79,835	301,598
Recognized deferred tax asset	55,210	19,875	75,085	58,455	21,044	79,499
Unrecognized deferred tax asset	182,101	65,558	247,659	163,308	58,791	222,099

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

	Company
	Income tax and social contribution loss carryforwards	Income tax and social contribution

2015	1,414	481
2016	11,489	3,906
2017	26,060	8,860
2018	19,030	6,470
2019 onwards	186,742	63,493
	244,735	83,210

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2014.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of June 30, 2015, the Company had derivative contracts for hedging purposes in relation to interest rate fluctuations, with final maturity between December 2015 and January 2020. The derivative contracts are as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments --Continued

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	06/30/2015	12/31/2014

Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI + 1.6344%	12/22/2014	06/22/2015	-	(208)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI + 0.2801%	06/22/2015	12/21/2015	(647)	(401)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	(422)	(160)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(279)	(185)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	67	58
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(1,193)	(941)
Gafisa S/A	Banco HSBC	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(8,382)	(6.336)
Gafisa S/A	Banco Votorantim S.A. (a)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	(817)	-
							(11,673)	(8.173)

					Current		(10,726)	(3,340)
					Non-current		(947)	(4,833)
(a)      On March 17, 2015, the Company bought derivative swap transaction to mitigate the exposure to the fixed index from IPCA + 8.22% p.a. of the tenth Debenture Placement of the Company to 120% of CDI (Note 13).

During the period ended June 30, 2015, the amount of R$(4,346) (R$245 in 2014) in the Company’s statements and in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2014.

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Year ended December 31, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	493,797	570,892	32,333	-	1,097,022
Debentures (Nota 13)	268,943	465,197	103,392	-	837,532
Payables to venture partners (Note 15)	4,865	2,280	-	-	7,145
Suppliers	58,149	-	-	-	58,149
	825,754	1,038,369	135,725	-	1,999,848

	Company
Year ended December 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	443,802	667,064	83,208	-	1,194,074
Debentures (Nota 13)	314,770	420,468	64,244	-	799,482
Payables to venture partners (Note 15)	6,081	4,713	-	-	10,794
Suppliers	57,369	-	-	-	57,369
	822,022	1,092,245	147,452	-	2,061,719

	Consolidated
Year ended June 30, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,323	658,795	38,535	130	1,287,783
Debentures (Nota 13)	476,428	565,197	103,392	-	1,145,017
Payables to venture partners (Note 15)	5,016	2,280	-	-	7,296
Suppliers	109,017	-	-	-	109,017
	1,180,784	1,226,272	141,927	130	2,549,113

	Consolidated
Year ended December 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	550,058	758,812	88,555	-	1,397,425
Debentures (Nota 13)	504,387	620,468	64,244	-	1,189,099
Payables to venture partners (Note 15)	6,317	4,713	-	-	11,030
Suppliers	95,131	-	-	-	95,131
	1,155,893	1,383,993	152,799	-	2,692,685

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2014 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of June 30, 2015 and December 31, 2014 is as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

	Company			Consolidated
	Fair value classification
As of June 30, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	375,781	-	-	722,584	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	582,042	-	-	1,047,359	-

In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of June 30, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,073,820	-	-	1,255,344	-
Debentures (Note 21.ii.a)	-	825,881	-	-	1,123,795	-
Payables to venture partners (Note 21.ii.a)	-	8,190	-	-	8,190	-
Derivative financial instruments (Note 21.i.b)	-	11,673	-	-	11,673	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,184,202	-	-	1,333,399	-
Debentures (Note 21.ii.a)	-	802,948	-	-	1,179,915	-
Payables to venture partners (Note 21.ii.a)	-	12,304	-	-	12,304	-
Derivative financial instruments (Note 21.i.b)	-	8,173	-	-	8,173	-

In the period ended June 30, 2015 and year ended December 31, 2014, there were no transfers between the Levels 1 and 2 fair value valuation, nor were transfers between Levels 3 and 2 fair value valuation.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments --Continued

 (ii)   Fair value of financial instruments

a)    Fair value measurement

       The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2014 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

       The main carrying values and fair values of financial assets and liabilities at June 30, 2015 and December 31, 2014 are as follows:

	Company
	06/30/2015		12/31/2014
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	33,044	33,044	33,792	33,792
Short-term investments (Note 4.2)	375,781	375,781	582,042	582,042
Trade accounts receivable (Note 5)	1,059,230	1,059,230	1,024,441	1,024,441

Financial liabilities
Loans and financing (Note 12)	1,097,022	1,073,820	1,194,074	1,184,202
Debentures (Note 13)	837,532	825,881	799,482	802,948
Payables to venture partners (Note 15)	7,145	8,190	10,794	12,304
Derivative financial instruments (Note 21(i)(b))	11,673	11,673	8,173	8,173
Suppliers	58,149	58,149	57,369	57,369

	Consolidated
	06/30/2015		12/31/2014
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	154,229	154,229	109,895	109,895
Short-term investments (Note 4.2)	722,584	722,584	1,047,359	1,047,359
Trade accounts receivable (Note 5)	1,914,522	1,914,522	1,825,319	1,825,319

Financial liabilities
Loans and financing (Note 12)	1,287,783	1,255,344	1,397,425	1,333,399
Debentures (Note 13)	1,145,017	1,123,795	1,189,099	1,179,915
Payables to venture partners (Note 15)	7,296	8,190	11,030	12,304
Derivative financial instruments (Note 21(i)(b))	11,673	11,673	8,173	8,173
Suppliers	109,017	109,017	95,131	95,131

There was no significant change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2014.

b)    Risk of debt acceleration

       There was no significant change in relation to the risks of debt acceleration disclosed in Note 21(ii)(b) to the financial statements as of December 31, 2014.

c)    Market risk

       There was no significant change in relation to the risks of debt acceleration disclosed in Note 21(ii)(c) to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments —Continued

(iii)   Capital stock management

The explanation related to this note did not undergo significant changes in relation to those disclosed in Note 21 (iii) to the financial statements as of December 31, 2014.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

	Company		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Loans and financing (Note 12)	1,097,022	1,194,074	1,287,783	1,397,425
Debentures (Note 13)	837,532	799,482	1,145,017	1,189,099
Obligations assumed on assignment of receivables (Note 14)	26,163	34,496	44,169	56,129
Payables to venture partners (Note 15)	7,145	10,794	7,296	11,030
( - ) Cash and cash equivalents and short-term investments (Note 4.1 e 4.2)	(408,825)	(615,834)	(876,813)	(1,157,254)
Net debt	1,559,037	1,423,012	1,607,452	1,496,429
Equity	3,097,881	3,055,345	3,099,492	3,058,403
Equity and net debt	4,656,918	4,478,357	4,706,944	4,554,832

 (iv) Sensitivity analysis

The sensitivity analysis of financial instruments for  the period ended June 30, 2015 and year ended December 31, 2014, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of June 30, 2015 and December 31, 2014, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)   Trade accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis of the years ended June 30, 2015 and December 31, 2014, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 13.57%, (11.51% in 2014) the TR at 1.89% (0.52% in 2014), the INCC rate at 6.97% (6.95% in 2014), the General Market Prices Index (IGP-M) at 5.58% (3.67% in 2014) and the National Consumer Price Index – Extended (IPCA) at 8.89% (6.41% in 2014). The scenarios considered were as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

As of June 30, 2015:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Financial investments	Increase/decrease of CDI	39,206	19,603	(19,603)	(39,206)
Loans and financing	Increase/decrease of CDI	(28,245)	(14,123)	14,123	28,245
Debentures	Increase/decrease of CDI	(16,941)	(8,470)	8,470	16,941
Derivative financial instruments	Increase/decrease of CDI	(29,510)	(15,485)	16,639	35,106

Net effect of CDI variation		(35,490)	(18,475)	19,629	41,086

Loans and financing	Increase/decrease of TR	(7,140)	(3,570)	3,570	7,140
Debentures	Increase/decrease of TR	(7,297)	(3,648)	3,648	7,297

Net effect of TR variation		(14,437)	(7,218)	7,218	14,437

Debentures	Increase/decrease of IPCA	(3,121)	(1,560)	1,560	3,121

Net effect of IPCA variation		(3,121)	(1,560)	1,560	3,121

Accounts receivable	Increase/decrease of INCC	62,356	31,178	(31,178)	(62,356)

Net effect of INCC variation		62,356	31,178	(31,178)	(62,356)

As of December 31, 2014:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Financial investments	Increase/decrease of CDI	51,528	25,764	(25,764)	(51,528)
Loans and financing	Increase/decrease of CDI	(31,786)	(15,893)	15,893	31,786
Debentures	Increase/decrease of CDI	(14,571)	(7,285)	7,285	14,571
Derivative financial instruments	Increase/decrease of CDI	(36,708)	(19,243)	21,282	44,892

Net effect of CDI variation		(31,537)	(16,657)	18,696	39,721

Loans and financing	Increase/decrease of TR	(1,851)	(925)	925	1,851
Debentures	Increase/decrease of TR	(2,321)	(1,160)	1,160	2,321

Net effect of TR variation		(4,172)	(2,085)	2,085	4,172

Debentures	Increase/decrease of IPCA	(457)	(229)	229	457

Net effect of IPCA variation		(457)	(229)	229	457

Accounts receivable	Increase/decrease of INCC	59,351	29,675	(29,675)	(59,351)

Net effect of INCC variation		59,351	29,675	(29,675)	(59,351)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

22.  Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Assets
Current account:
Total SPEs	54,188	96,071	174,611	139,947
Condominium and consortia and thirty party’s works	10,654	2,785	10,654	2,785
Loan receivable	71,607	68,120	101,655	107,067
Dividends receivable	5,861	5,909	-	-
	142,310	172,885	286,920	249,799

Current portion	70,703	104,765	185,265	142,732
Non-current	71,607	68,120	101,655	107,067

Liabilities
Current account:
Total SPEs and Tenda	(668,027)	(596,047)	(174,806)	(156,503)
	(668,027)	(596,047)	(174,806)	(156,503)

Current portion	(668,027)	(596,047)	(174,806)	(156,503)

The composition, nature and condition of loan receivable by the Company are shown below:

	Company
	06/30/2015	12/31/2014	Nature	Interest rate

Engenho	18	17	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	9,755	9,891	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	548	493	Construction	12% p.a. + IGPM
Manhattan Residencial I	51,994	49,358	Construction	10% p.a. + TR
Tembok Planej. e Desenv. Imob. Ltda. (Scena Laguna)	9,292	8,361	Construction	12% p.a. + IGPM
Total Company	71,607	68,120

	Consolidated
	06/30/2015	12/31/2014	Nature	Interest rate

Engenho	18	17	Construction	12% p.to. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	9,755	9,891	Construction	12% p.to. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	548	493	Construction	12% p.to. + IGPM
Manhattan Residencial I	51,994	49,358	Construction	10% p.to. + TR
Tembok Planej. e Desenv. Imob. Ltda. (Scena Laguna)	9,292	8,361	Construction	12% p.to. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	-	10,164	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	-	8,422	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	13,916	4,037	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,115	936	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	12,168	12,168	Construction	113.5% to 112% of CDI
Bild Desenvolvimento Imobiliário Ltda	-	2,471	Construction	IGPM + interest at 12% p.a.
Others	849	749	Construction	Several
Total consolidated	101,655	107,067

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

22.  Related parties --Continued

22.1.  Balances with related parties --Continued

In the period ended June 30, 2015 the recognized financial income from interest on loans amounted to R$4,594 (R$4,336 in 2014) in the Company’s  statement and R$20,051 (R$6,006 in 2014) in the consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 26.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2014.

22.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,036,623 as of June 30, 2015 (R$973,808 in 2014).

23.  Net operating revenue

	Company		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Gross operating revenue
Real estate development, sale, barter transactions and construction services	606,804	570,732	1,184,652	1,061,801
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	(313)	(312)	23,129	30,870
Taxes on sale of real estate and services	(53,883)	(53,342)	(96,751)	(85,140)
Net operating revenue	552,608	517,078	1,111,030	1,007,531

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

24.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Cost of real estate development and sale:
Construction cost	(224,430)	(223,677)	(472,022)	(480,494)
Land cost	(81,906)	(57,794)	(152,855)	(99,102)
Development cost	(21,370)	(18,969)	(52,999)	(50,597)
Capitalized financial charges (Note 12)	(53,775)	(43,291)	(71,945)	(75,103)
Maintenance / warranty	(27,842)	(8,281)	(31,142)	(12,419)
Provision for cancelled contracts (Note 5)	-	-	(22,324)	(27,564)
Total cost of real estate development and sale	(409,323)	(352,012)	(803,287)	(745,279)

Commercial expenses:
Marketing expenses	(12,774)	(14,256)	(27,924)	(27,497)
Brokerage and sale commission	(8,451)	(9,382)	(18,474)	(18,095)
Customer Relationship Management expenses	(7,922)	(12,699)	(17,318)	(24,492)
Other	(1,844)	(1,967)	(4,032)	(3,791)
Total commercial expenses	(30,991)	(38,304)	(67,748)	(73,875)

General and administrative expenses:
Salaries and payroll charges	(19,780)	(21,195)	(37,938)	(38,911)
Employee benefits	(2,349)	(1,983)	(3,992)	(3,503)
Travel and utilities	(473)	(756)	(1,110)	(1,426)
Services	(5,821)	(8,868)	(12,269)	(16,269)
Rents and condominium fees	(4,489)	(4,345)	(6,597)	(7,351)
IT	(6,609)	(7,720)	(12,473)	(12,819)
Stock option plan (Note 19.2)	(3,940)	(10,516)	(5,001)	(10,542)
Reserve for profit sharing (Note 26.iii)	(12,000)	(7,142)	(12,038)	(16,425)
Other	(889)	(61)	(1,320)	(591)
Total general and administrative expenses	(56,350)	(62,586)	(92,738)	(107,837)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(42,532)	(26,272)	(55,488)	(51,796)
Income from equity method investments in unincorporated venture (“SCP”)	-	4,839	-	-
Expenses with the adjustment to the stock option plan balance of AUSA	-	(13,863)	-	(13,863)
Other	(5,252)	(1,479)	(11,118)	348
Total other income (expenses), net	(47,784)	(36,775)	(66,606)	(65,311)

25.  Financial income (expenses)

	Company		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Financial income
Income from financial investments	30,162	43,229	52,699	68,924
Financial income on loans (Note 22)	4,594	4,336	20,051	6,006
Interest income	502	1,810	751	2,231
Other financial income	174	2,262	3,381	5,001
	35,432	51,637	76,882	82,162
Financial expenses
Interest on funding, net of capitalization (Note 12)	(36,836)	(53,653)	(44,467)	(65,360)
Amortization of debenture cost	(1,966)	(2,028)	(1,966)	(2,028)
Payables to venture partners	(1,131)	-	(1,131)	(1,674)
Banking expenses	(1,822)	(1,959)	(2,805)	(1,865)
Derivative transactions (Note 21 (i) (b))	(4,346)	245	(4,346)	245
Discount granted and other financial expenses	(12,126)	(8,375)	(27,698)	(22,465)
	(58,227)	(65,770)	(82,413)	(93,147)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

26.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the periods ended June 30, 2015 and 2014, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended June 30, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)	847	1,842	99
Salary / Fees	847	1,650	99
Direct and indirect benefits	-	192	-
Monthly compensation (in R$)	141	307	17
Total compensation	847	1,842	99
Profit sharing	-	2,276	-

	Management compensation
Period ended June 30, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	8	5	3
Annual fixed compensation (in R$)	892	1,896	90
Salary / Fees	874	1,705	90
Direct and indirect benefits	18	191	-
Monthly compensation (in R$)	149	316	15
Total compensation	892	1,896	90
Profit sharing	-	2,275	-

The maximum aggregate compensation of the Company’s management members for the year 2015, was established at R$13,228, as approved at the Annual Shareholders’ Meeting held on April 16, 2015.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2016, was approved at R$205.

(ii)    Sales

In the period ended June 30, 2015, there was no transaction in connection to units sold to the Management (R$1,513 in the period ended June 30, 2014) and the total receivables from sales is R$3,911 (R$4,686 as of December 31, 2014).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

26.  Transactions with management and employees --Continued

(iii)   Profit sharing

In the period ended June 30, 2015, the Company recorded a provision for profit sharing amounting to R$12,000 in the Company’s  statement (R$7,142 in 2014) and R$12,038 in the consolidated statement (R$16,425 in 2014) in the account “General and Administrative Expenses" (Note 24).

	Company		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Executive officers	2,276	2,275	5,214	4,824
Other employees	9,724	4,867	16,038	11,601
Reclassification in subsidiary Tenda	-	-	(3,550)	-
Reversal in subsidiary Tenda	-	-	(5,664)	-
	12,000	7,142	12,038	16,425

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31,2014.

27.  Insurance

For the period ended June 30, 2015, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2014.

28.  Earning (loss) per share

The following table shows the calculation of basic and diluted profit and loss per share. In view of the losses for the period ended June 30, 2014, shares with dilutive potential are not considered, because the impact would be antidilutive.

	06/30/2015	06/30/2014
Basic numerator
Proposed dividends and interest on equity	-	-
Undistributed profit (loss)	60,137	(40,640)
Undistributed profit (loss), available for the holders of common shares	60,137	(40,640)

Basic denominator (in thousands of shares)
Weighted average number of shares	367,420	405,443

Basic earning (loss) per share in Reais	0.1637	(0.1002)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

28.  Earning (loss) per share --Continued

	06/30/2015	06/30/2014
Diluted numerator
Proposed dividends and interest on equity	-	-
Undistributed earning (loss)	-	-
Undistributed earning (loss), available for the holders of common shares	60,137	(40,640)
	60,137	(40,640)
Diluted denominator (in thousands of shares)
Weighted average number of shares	367,420	405,443
Stock options	2,697	-
Diluted weighted average number of shares	370,117	405,443

Diluted earning (loss) per share in Reais	0.1625	(0.1002)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2014.

29.  Segment information

The quarterly information of the business segments of the Company is as follows:

			Consolidated
	Gafisa S.A.	Tenda	06/30/2015
Net operating revenue	688,450	422,580	1,111,030
Operating costs	(500,035)	(303,252)	(803,287)

Gross profit	188,415	119,328	307,743

Selling expenses	(37,068)	(30,680)	(67,748)
General and administrative expenses	(56,351)	(36,387)	(92,738)
Depreciation and amortization	(16,358)	(6,872)	(23,230)
Financial expenses	(51,965)	(30,448)	(82,413)
Financial income	39,255	37,627	76,882
Tax income (expenses)	(7,628)	1,222	(6,406)

Profit for the year from continuing operations	28,656	31,481	60,137

Customers (short and long term)	1,441,678	472,844	1,914,522
Inventories (short and long term)	1,848,786	667,011	2,515,797
Other assets	1,798,424	843,803	2,642,227

Total assets	5,088,888	1,983,658	7,072,546

Total liabilities	3,114,392	858,662	3,973,054

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

29. Segment information --Continued

			Consolidated
	Gafisa S.A.	Tenda	06/30/2014
Net operating revenue	724,657	282,874	1,007,531
Operating costs	(516,632)	(228,647)	(745,279)

Gross profit	208,025	54,227	262,252

Selling expenses	(47,420)	(26,455)	(73,875)
General and administrative expenses	(63,856)	(43,982)	(107,837)
Depreciation and amortization	(22,517)	(7,482)	(29,999)
Financial expenses	(67,549)	(25,598)	(93,147)
Financial income	55,320	26,841	82,161
Tax expenses	(11,230)	(7,039)	(18,269)

Profit (loss) for the year from continuing operations	14,803	(55,443)	(40,640)

Customers (short and long term)	1,584,093	447,981	2,032,074
Inventories (short and long term)	1,530,175	626,210	2,156,385
Other assets	1,920,152	1,179,792	3,099,944

Total assets	5,034,420	2,253,983	7,288,403

Total liabilities	2,970,877	1,179,395	4,150,272

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2014.

30.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received in the heading “Payables for purchase of property and advances from customer”. The Company shows below information on the ventures under construction as of June 30, 2015:

Consolidated
06/30/2015

Unappropriated sales revenue of units sold	844,597
Unappropriated estimated cost of units sold	(487,314)
Unappropriated estimated cost of units in inventory	(776,580)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	3,423,587
Appropriated sales revenue	(2,578,990)
Unappropriated sales revenue (a)	844,597

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(2,054,629)
Incurred cost of units	1,567,315
Unappropriated estimated cost (b)	(487,314)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

30.  Real estate ventures under construction – information and commitments --Continued

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(1,727,177)
Incurred cost of units	950,597
Unappropriated estimated cost	(776,580)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold at the extent they are incurred, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

       The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of June 30, 2015.

06/30/2015

Total assets included in the structures of equity segregation of the purchase (*)	7,064,989
Total consolidated assets	7,072,546
Percentage	99.89%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31.  Communication with regulatory bodies

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2015

(Amounts in thousands of Reais, except as otherwise stated)

32.      Subsequent events

(i)      Statement about acquisition of significant ownership interests

       On July 7, 2015, the Company released to the market a notice received from its shareholders, Polo Capital Gestão de Recursos Ltda. and Polo Capital Internacional Gestão de Recursos Ltda. ("Investor"), who obtained a significant interest amounting to 18.28% in the total capital of the Company, by acquiring common shares of the Company, holding a total interest of 69,108,486 common shares of the Company. The Investor states that the holding of the above-mentioned interests are solely for investment purposes, not aiming to change the controlling interests or the administrative structure of the Company.

***

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

1.    SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	6/30/2015
	Common shares
Shareholder	Shares	%

Treasury shares	10,074,707	2.66%
FUNCEF – Fundação dos Economiários Federais	23,835,800	6.30%
Polo	52,547,486	13.90%
Outstanding shares	291,608,169	77.13%

Total shares	378,066,162	100.00%

	6/30/2014
	Common shares
Shareholder	Shares	%

Treasury shares	30,812,827	7.07%
Polo	30,472,246	7.00%
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.47%
Skagen Global	22,265,026	5.11%
Orbis	22,228,676	5.10%
Outstanding shares	305,944,626	70.25%

Total shares	435,559,201	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

2.    SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	6/30/2014
	Common shares

	Shares	%

Shareholders holding effective control of the Company	76,383,286	20.20%
Board of Directors	592,609	0.16%
Executive directors	1,734,945	0.46%
Fiscal council	0	0.00%
Executive control, board members, officers and fiscal council	78,710,840	20.82%

Treasury shares	10,074,707	2.66%
Outstanding shares in the market (*)	289,280,615	76.52%

Total shares	378,066,162	100.00%

	6/30/2014
	Common shares

	Shares	%

Shareholders holding effective control of the Company	98,801,748	22.68%
Board of Directors	592,609	0.14%
Executive directors	1,327,717	0.30%
Fiscal council	20	-
Executive control, board members, officers and fiscal council	100,722,094	23.12%

Treasury shares	30,812,827	7.07%
Outstanding shares in the market (*)	300,837,621	69.81%

Total shares	435,559,201	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

To the shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo, SP

We have reviewed the accompanying individual and consolidated interim financial information from Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained within the Quarterly Information (ITR) for the quarter ended June 30, 2015, which comprises the balance sheet as at June 30, 2015 and the respective statement of operations and statement of comprehensive income (loss) for the quarter and six-month period then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these interim information in compliance with the standards issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21 (R1)

Based on our review, we are not aware of any fact that could lead us to believe that the individual and consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material aspects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information -  ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion about the consolidated interim financial information prepared in accordance with IAS 34, which considers the Guideline OCPC 04 on the application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, issued by the Committee for Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material aspects, in accordance with IAS 34, which considers Guidance OCPC 04 on the application of Technical Interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Committee for Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Federal Accounting Council (CFC), applicable to the preparation of Quarterly Information and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Emphasis of matter

As described in Note 2, the individual  and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with IFRS applicable to the Brazilian Real Estate Development Entities (IAS34, for interim financial information), also considers the Technical Orientation - OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and involves matters related to the meaning and application of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified regarding this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added for the six-month period ended June 30, 2015, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information - ITR, and considered as supplemental information by the International Financial Reporting Standards (IFRS), which do not require the disclosure of the statement of value added. These statements have been submitted to the same review procedures previously described above and, based on our review, we are not aware of any fact that leads us to believe that they were not fairly stated, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, August 7, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2015; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2015.

Sao Paulo, August 7, 2015

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2015; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2015.

Sao Paulo, August 7, 2015

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 21, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer